Exhibit 99.1

SYSTEMS XCELLENCE INC.

Annual and Special Meeting
of
Shareholders

To Be Held On
May 16, 2007

SYSTEMS XCELLENCE INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the “Meeting”) of shareholders of Systems Xcellence Inc. (the “Corporation”) will be held at the InterContinental Toronto Centre, Ontario Room, 225 Front Street West, Toronto, Ontario, Canada, on Wednesday, the 16th day of May, 2007 at 4:30 p.m. in the afternoon (Toronto time) for the following purposes:

(a)	to receive the Annual Report of the Corporation which contains the financial statements of the Corporation for the fiscal year ended December 31, 2006 and the report of the auditors thereon;

(b)	to elect directors;

(c)	to re-appoint auditors and to authorize the directors to fix their remuneration;

(d)
to consider and, if thought advisable, approve a special resolution approving an amendment to the articles of the Corporation to change the name of the Corporation to “SXC Health Solutions Corp.” or such other name as the directors may determine and which may be acceptable to the applicable regulatory authorities;

(e)
to consider and, if thought advisable, approve a special resolution (the “Continuance Resolution”) authorizing the continuance of the Corporation from the Canada Business Corporations Act to the Business Corporations Act (Yukon) (the “Continuance”);

(f)
to consider and, if thought advisable, approve a resolution authorizing amendments to the Corporation’s stock option plan (the “Stock Option Plan”) to (a) reserve for issuance an additional 1,562,500 common shares under the Stock Option Plan; and (b) permit any option granted under the Stock Option Plan that would expire within, or within the 10 business days that follow, a trading black-out to be exercised within 10 business days following such trading black-out;

(g)
to consider and, if thought advisable, approve a resolution authorizing the adoption of an employee stock purchase plan and to approve the proposed maximum number of common shares of 150,000 issuable from treasury thereunder; and

(h)	to transact such other business as may properly come before the Meeting or any adjournment thereof.

The directors of the Corporation have fixed the close of business on March 20, 2007 as the record date for the determination of the shareholders of the Corporation entitled to receive notice of the Meeting.

DATED at Milton, Ontario, as of the 21st day of March, 2007.

BY ORDER OF THE BOARD

/s/ JEFFREY PARK
Jeffrey Park Senior Vice President, Finance and Chief Financial Officer

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares are voted at the Meeting, are requested to date, sign and return in the envelope provided for that purpose, the enclosed form of proxy.

Pursuant to section 190 of the Canada Business Corporations Act (the “CBCA”), registered holders of common shares have the right to dissent in respect of the Continuance Resolution. If the Continuance becomes effective, a registered holder of common shares who dissents (a “Dissenting Shareholder”) will be entitled to be paid the fair value of such common shares if the Dissenting Shareholder sends to the Corporation at or before the Meeting a written objection to the Continuance Resolution (a “Notice of Dissent”) and the Dissenting Shareholder shall have otherwise complied with section 190 of the CBCA (which is described in the accompanying management information circular under the heading “Rights of Dissent under the CBCA”). Failure to comply strictly with such dissent procedures may result in the loss or unavailability of any dissent rights.

All instruments appointing proxies to be used at the Meeting or at any adjournment thereof must be deposited with the Corporation’s registrar and transfer agent, CIBC Mellon Trust Company, at least 48 hours prior to the commencement of the Meeting or any adjournment thereof or with the Chairman of the Meeting prior to the commencement of the Meeting or any adjournment thereof.

SYSTEMS XCELLENCE INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Management Information Circular (“Circular”) is furnished in connection with the solicitation of proxies by management (“Management”) of Systems Xcellence Inc. (the “Corporation” or “SXC”) for use at the Annual Meeting of Shareholders (the “Meeting”) of the Corporation to be held on Wednesday, May 16, 2007 at the time and place and for the purposes set forth in the accompanying Notice of Annual and Special Meeting of Shareholders (“Notice of Meeting”). The information contained herein is given as of the date hereof, except as otherwise noted herein. It is expected that the solicitation of proxies will be primarily by mail. However, proxies may also be solicited by telephone, facsimile or in person by employees of the Corporation. The total cost of the solicitation will be borne by the Corporation.

The Corporation will pay the reasonable costs incurred by persons who are the registered but not beneficial owners of shares (such as brokers, dealers and other registrants under applicable securities law and nominees and custodians) in sending or delivering copies of the Notice of Meeting, Circular and form of proxy to the beneficial owners of shares that are registered in the names of such persons. Payments will be made upon receipt of an appropriate invoice. The Corporation will furnish to such persons, upon request to the Secretary of the Corporation, at the U.S. corporate headquarters of the Corporation (2441 Warrenville Road, Suite 610, Lisle, Illinois, 60532-3642, Tel. 1-800-282-3232) or the registered office of the Corporation, (555 Industrial Drive, Milton, Ontario, L9T 5C2, Tel. (905) 876-4741) and without additional cost, additional copies of the Notice of Meeting, Circular, form of proxy and financial statement request form required for this purpose.

PROXIES AND VOTING

Shareholders who are unable to attend the Meeting in person and who wish to have their shares voted at the Meeting are requested to date, sign and return, in the envelope provided for that purpose, the enclosed form of proxy. Proxies must be deposited (i) with the Corporation's transfer agent and registrar, CIBC Mellon Trust Company, at least 48 hours prior to the commencement of the Meeting or any adjournment thereof, or (ii) with the Chairman of the Meeting prior to the commencement of the Meeting or any adjournment thereof, in order for the shares represented thereby to be voted at the Meeting or any adjournment thereof.

The shares represented by any proxy in favour of the nominees of Management named therein will be voted for, against or withheld from voting with respect to the matters described herein in accordance with the instructions provided in any such proxy. In the absence of any specification, such proxies will be voted FOR the election of directors, FOR the appointment of auditors, FOR the Name Change Resolution, FOR the Continuance Resolution, FOR the Stock Option Plan Resolution and FOR the Stock Purchase Plan Resolution.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting. Management knows of no other matters to come before the Meeting other than matters referred to in the Notice of Meeting. If any matters which are not now known should properly come before the Meeting or if any amendments or variations to the matters referred to in the Notice of Meeting are presented for consideration at the Meeting, the forms of proxy will be voted on such matters, amendments and variations in accordance with the best judgment of the person voting the proxy.

A shareholder has the right to appoint a person (who need not be a shareholder) as proxy holder to attend and act on his or her behalf at the Meeting other than the representatives of Management designated in the enclosed form of proxy. The shareholder may exercise this right by inserting the name of the nominee in the space provided in the enclosed form of proxy or may complete another appropriate form of proxy, and in each case delivering the completed proxy in the manner set forth above.

NON-REGISTERED HOLDERS

Only registered holders of common shares of the Corporation or the person(s) they appoint as their proxyholder are permitted to vote at the Meeting. However, in many cases, shares of the Corporation beneficially owned by a holder (a “Non-Registered Holder”) are not registered in the name of the holder but are rather registered either (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans). In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Circular, a form of proxy, the Corporation’s Annual Report and a financial statement request form (collectively the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)
be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form” or a “proxy authorization form”) which the Intermediary must follow. Typically, the Non-Registered Holder will also be given a page of instructions which contains a removable label containing a bar code and other information. In order for the form of proxy to be validly constituted, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(b)
less typically, be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to CIBC Mellon Trust Company as provided under “Proxies and Voting” above.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares of the Corporation which they beneficially own. Should a Non-Registered Holder who receives either form of proxy wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other persons’) name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the form of proxy is to be delivered.

REVOCATION OF PROXIES

Any shareholder who has given a proxy may revoke it by depositing an instrument in writing executed by him or her or by his or her attorney authorized in writing at the registered office of the Corporation at the U.S. corporate headquarters of the Corporation, (2441 Warrenville Road, Suite 610, Lisle, Illinois, 60532-3642, or the registered office of the Corporation, (555 Industrial Drive, Milton, Ontario, L9T 5C2), to the attention of the Secretary, on or before the last business day preceding the day of the Meeting or any adjournment thereof or, as to any matter upon which a vote has not already been cast pursuant to the authority conferred by such proxy, with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, or by any other manner permitted by law.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS THEREOF

As at the close of business on February 28, 2007, SXC had 20,575,989 common shares (“Common Shares”) outstanding. Each holder of Common Shares is entitled to one vote for each Common Share registered in such holder's name as at the close of business on March 20, 2007 (the “record date”).

The directors and senior officers of SXC do not know of any person or company who at the date hereof beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding Common Shares of the Corporation.

MATTERS TO BE ACTED UPON AT THE MEETING

1. Election of Directors

The articles of the Corporation provide that the Corporation shall have a minimum of three and a maximum of ten directors. The number of directors is currently set at six. The directors elected at the Meeting will hold office until the close of the next annual meeting or until their successors are elected or appointed, whichever occurs first. In the absence of contrary instructions, the persons named in the form of proxy for use by the shareholders intend to vote FOR the election of the persons indicated below as directors. Management does not contemplate that any of the proposed nominees will be unable to serve as a director, however, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy will vote for the election of another person or persons in their discretion.

The following table, the notes thereto and the professional biographies immediately following such table set forth the names and respective municipalities of residence of the persons proposed to be nominated by Management for election as directors, their principal occupations, all positions and offices with the Corporation presently held by them, the date on which they were first elected or appointed as directors (if applicable) and the number of Common Shares of the Corporation beneficially owned or controlled by them:

			Number of Common
Name and Municipality	Principal	Date First Became a	Shares beneficially
of Residence	Occupation	Director	owned or controlled (1)
Terrence C. Burke(2)(3) Easton, MD	Independent Consultant	August 24, 1999	Nil

William J. Davis(3)(4)(5) Hinsdale, IL	Chief Financial Officer, Allscripts Healthcare Solutions, Inc.	January 23, 2007	Nil

Gordon S. Glenn McKinney, TX	Chairman and Chief Executive Officer of the Corporation	August 24, 1999	204,702

Philip R. Reddon(2)(3)(4)(5) Burlington, Ontario	Managing Director, Covington Capital Corporation	May 11, 2005	Nil (6)

James A. Ryan(2)(4)(5) Caledon East, Ontario	Chief Executive Officer, St. Minver Ltd.	June 21, 2000	8,250

Mark A. Thierer Barrington, IL	President and Chief Operating Officer of the Corporation	February 14, 2006	21,830
________________________
Notes
(1) Information with respect to the number of Common Shares held by the directors has been provided by such directors.
(2) Member of the Compensation Committee.
(3)  Member of the Nominating Committee.
(4) Member of the Corporate Governance Committee.
(5) Member of the Audit Committee.
(6) Mr. Reddon is an officer of Covington Fund II Inc., which manages or advises various funds and which beneficially owns 1,331,405 Common Shares of the Corporation.

Terrence C. Burke:

Mr. Burke has extensive experience in the managed care and indemnity insurance industry in the U.S. and for the past several years has been an industry consultant.  He was a pioneer in managed care with a long track record of strategically introducing and managing new, innovative and profitable products for the employee benefits and group health industry.  He has held executive positions with a number of leading managed care companies, which positions include Senior Executive Vice-President of Metrahealth Corporation, Senior Vice-President, Field Operations, Specialty Companies (including pharmacy management) & Planning and Development of Aetna Corporation and President of CIGNA Health Plans as well as Senior Vice-President, National Operations of Cigna Corporation.  Mr. Burke has a B.A. in History from the University of Washington.

Mr. Burke is a Director of Chinook Wind Development, which serves as a consultant to emerging healthcare companies and a strategic advisor to healthcare organizations. He currently holds directorships with two healthcare-related technology companies. Mr. Burke has served on the boards of several healthcare industry associations, including Federation of American Health Care Systems, Group Health Association of America and the National Association of Employers on Health Care.  Mr. Burke brings to the Corporation a wealth of experience and contacts in the managed care and indemnity insurance industries in the U.S.

William J. Davis:

William J. Davis is currently the Chief Financial Officer of Chicago-based healthcare information technology provider Allscripts Healthcare Solutions, Inc. Mr. Davis joined Allcripts as CFO in October 2002 and is responsible for all of its financial operations, as well as its human resource and management information system operations. As CFO, Mr. Davis was responsible for developing a comprehensive five-year operating plan that has resulted in Allscripts delivering profitable results in 2004, 2005 and 2006. Prior to joining Allscripts, Mr. Davis was the CFO of Lante Corporation, a leading technology consulting firm. Mr. Davis helped lead that company’s initial public offering in February 2000 and its subsequent sale to SBI and Company in September 2002. From 1991 through 1999, Mr. Davis was in the Technology Group of PricewaterhouseCoopers LLP. Mr. Davis earned his Bachelors degree in Accounting from the University of Cincinnati and his Masters of Business Administration from Northwestern University. Mr. Davis is also a Certified Public Accountant.

Gordon S. Glenn:

Gordon S. Glenn joined the Corporation in June 1998 as President and Chief Operating Officer and was promoted to Chief Executive Officer on September 1, 1998.  On November 2, 2006, Mr. Glenn resigned as President of the Corporation and was appointed Chairman of the Board.

Prior to joining SXC, Mr. Glenn enjoyed a 24-year career with Computer Data Systems Inc. (“CDSI”) in Rockville, MD.  He served as President and CEO for his last 8 years there during which revenues grew from $66 to $250 million.  Under his direction, CDSI was chosen by Forbes Magazine as one of the country’s “200 Best Managed Small Companies in the U.S.” from 1992 through 1996.  Affiliated Computer Services, Inc. of Dallas, Texas subsequently acquired CDSI in 1997 for $373 million. A graduate of the University of Kentucky, Mr. Glenn earned his Bachelor of Science degree in Mechanical Engineering.  He received a full scholarship from the Union Carbide Corporation and graduated cum laude.

Philip R. Reddon:

Philip R. Reddon joined Covington Capital Corporation in 2002, as Managing Director his responsibilities include analysis of new investment opportunities for Covington and assisting in the management and monitoring of Covington’s existing investments.

Prior to joining Covington, Mr. Reddon spent six years at Bank of Montreal Capital Corporation (“BMO Capital”) as Managing Director for a $400 million private equity fund. He was head of the Technology Investment team, and sat on the investment committee, which was involved in the investment and approval process for over 60 companies. In his role at BMO Capital, he sat on the boards of eight investee companies. Prior to BMO Capital, Mr. Reddon spent six years with the Business Development Bank of Canada.

James A. Ryan:

James A. Ryan is currently the Chief Executive Officer of St. Minver Ltd. St. Minver provides network operations and white label licensing services for the European on-line entertainment market. Prior to this role, Mr. Ryan served as the President and Chief Executive Officer of Excapsa Software Inc. (“Excapsa”), a publicly traded (AIM:XCP) developer of interactive gaming solutions. Prior to joining Excapsa, he was Chief Financial Officer of CryptoLogic, Inc., and before that was Chief Financial Officer and Secretary of Procuron, Inc..  Mr. Ryan has over 20 years experience in senior financial management and business development roles within the high technology sector.  He was Chief Financial Officer and Secretary of the Corporation, Vice President of Business Development and CFO of Metcan Information Technologies Limited, and Vice President and CFO of Epson Canada Limited.  Mr. Ryan has a B.Admin from Brock University and is a Chartered Accountant.

Mark A. Thierer:

On November 2, 2006, Mark A. Thierer was appointed President and Chief Operating Officer of the Corporation. Prior thereto, Mr. Thierer was the President of Physicians Interactive, a division of Allscripts, Inc. (NASDAQ: MDRX), the leading provider of Electronic Health Records, ePrescribing, and information solutions for physicians.  Physicians Interactive provides clinical information and education to physicians and patients through on-line, interactive programs.   Their client base includes leading pharmaceutical, biotechnology, and medical device companies worldwide.

Prior to Allscripts, Mr. Thierer spent ten years with CaremarkRx (NYSE: CMX), where he was a corporate officer and key executive in helping to build Caremark into a $30 billion pharmacy benefits manager and specialty pharmacy company.  In his most recent capacity, Mr. Thierer served as the Senior Vice President, New Ventures, responsible for developing Caremark’s growth strategy.  Prior to that role, Mr. Thierer managed Caremark's retail network operations, trade relations, specialty pharmacy, marketing, field operations, and corporate account functions.  Prior to Caremark, Mr. Thierer spent ten years with IBM, managing sales of healthcare information management (HIT) solutions.   Mr. Thierer holds a B.S. in Finance and an M.B.A. in Marketing from Nova Southeastern University in Florida.  He also holds the designation of CEBS (Certified Employee Benefits Specialist) from The Wharton School.

2.	Re-Appointment of Independent Auditors and Authorization of Directors to fix their Remuneration

KPMG LLP, Chartered Accountants, are the current auditors of the Corporation. At the Meeting, holders of the Common Shares will be requested to re-appoint KPMG LLP as the independent auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed, and to authorize the Board of Directors to fix the auditors’ remuneration. KPMG LLP have been the Corporation’s auditors since 1995.

The Board of Directors recommends a vote “for” the re-appointment of KPMG LLP as independent auditors for the Corporation until the next annual meeting of shareholders or until a successor is appointed and the authorization of the Board of Directors to fix the auditors’ remuneration. In the absence of a contrary instruction, the persons designated by Management of the Corporation in the enclosed form of proxy intend to vote FOR the re-appointment of KPMG LLP as auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed and the authorization of the Board of Directors to fix the remuneration of the auditors.

3.	Adoption of a New Name

The Board of Directors of the Corporation has proposed to change the name of the Corporation from “Systems Xcellence Inc.” to “SXC Health Solutions Corp.” The name change is in view of the business and focus of the Corporation on the delivery of healthcare information technology and pharmacy benefit management solutions to pharmacy benefit consumers. In the view of Management and the Board of Directors, the proposed name better reflects the business of the Corporation and its focus in the healthcare industry, while still retaining the goodwill associated with the SXC brand.

At the Meeting, shareholders will be asked to consider and, if deemed advisable, to approve a resolution to change the name of the Corporation from “Systems Xcellence Inc.” to “SXC Health Solutions Corp.” or such other name as the Board of Directors of the Corporation may approve and as shall be approved by the regulatory authorities (the “Name Change Resolution”). The Name Change Resolution, the text of which is attached as Schedule “A” hereto, is considered to be a special resolution in accordance with section 173(1) of the Canada Business Corporation Act (the “CBCA”). A special resolution means a resolution passed by a majority of not less than two-thirds of the votes cast by those shareholders who, being entitled to do so, vote in person of by proxy at the Meeting.

The change of name will not proceed if not approved by the shareholders of the Corporation. The change of name shall also not proceed if, subsequent to the Meeting, the Board of Directors determines that it would not be in the best interests of the Corporation to effect the change of name and may revoke the special resolution at any time prior to the change of name becoming effective in accordance with Section 173(2) of the CBCA.

The Board of Directors believes that the change of name is in the best interests of the Corporation and therefore unanimously recommends that shareholders vote in favour of the resolution. In the absence of a contrary instruction, the persons designated by Management of the Corporation in the enclosed form of proxy intend to vote FOR the Name Change Resolution.

4.	Continuance of the Corporation under the Business Corporations Act (Yukon)

Background and Reasons for Continuance

The Board of Directors of the Corporation has determined that it would be in the best interests of the Corporation to continue (the “Continuance”) the Corporation under the Business Corporations Act (Yukon) (the “Yukon Act”).

The Corporation is currently governed, as to matters of corporate law, by the CBCA. A corporation subject to the CBCA may, if authorized by special resolution, apply to the Registrar of Corporations appointed under the Yukon Act for a certificate of continuance under the Yukon Act. Upon the issuance of a certificate of continuance in respect of the Corporation, the CBCA will cease to apply to the Corporation and the Yukon Act will become applicable to the Corporation as if the Corporation had been incorporated under the Yukon Act.

The Corporation is seeking the approval and authorization of its shareholders to apply to the Yukon Registrar of Corporations for a certificate of continuance continuing the Corporation as if it had been incorporated under the Yukon Act. The Corporation’s main business interests are in the United States and a majority of Board members reside in the United States; accordingly, the Corporation believes the Continuance will better reflect the U.S.-based operations of the Corporation and provide flexibility in finding appropriate candidates for the Board without regard to their residency. In particular, the Yukon Act does not contain residency requirements for directors and allows, if the articles of the Corporation so provide, meetings of shareholders to be held at one or more places specified in the articles. The proposed articles of continuance will provide for shareholder meetings to be held at any place in Canada or the United States. Accordingly, if continued under the Yukon Act, the Corporation will have the flexibility to appoint additional directors resident in the United States and, in the future, to hold shareholder meetings at any place in Canada or the United States.

At the Meeting, the shareholders of the Corporation will be asked to approve with or without variation, a special resolution authorizing the Continuance (the “Continuance Resolution”), the full text of which is attached to this Circular as Schedule “B”. A special resolution means a resolution passed by a majority of not less than two-thirds of the votes cast by those shareholders who, being entitled to do so, vote in person or by proxy the Meeting. The Continuance Resolution:

1.	contemplates the continuance of the Corporation to the Yukon under the Yukon Act;

2.	authorizes the making of an application to the Registrar of Corporations of the Yukon for a certificate of continuance continuing the Corporation from Canada to the Yukon;

3.	authorizes the making of an application to the Director appointed under the CBCA for consent to the continuance of the Corporation from Canada to the Yukon;

4.
approves the adoption of Yukon Act articles of continuance and by-laws, the text of which is attached as Exhibits I and II, respectively, to Schedule “B” to this Circular, to supersede and replace the Corporation’s existing articles and by-laws; and

5.
authorizes the abandonment of the Corporation’s application for the continuance of the Corporation under the Yukon Act in the absolute discretion of the directors of the Corporation, at any time, without further approval, ratification or confirmation by the shareholders of the Corporation.

Articles of Continuance and By-Laws

Upon the Continuance becoming effective, the current articles of the Corporation will be replaced with the articles of continuance (the “Articles of Continuance”) filed pursuant to the Yukon Act and the current by-laws of the Corporation will be replaced with a new set of by-laws (the “New By-Laws”). The forms of the Articles of Continuance and the New By-Laws are attached to Schedule “B” to this Circular as Exhibits I and II, respectively. The principal features of the Articles of Continuance and the New By-Laws are set forth below. Reference should be made to the full text of the Articles of Continuance and the New By-Laws, respectively.

Authorized Capital. The Articles of Continuance will provide that the Corporation will be authorized to issue an unlimited number of common shares.

Common Shares. Holders of common shares will be entitled to receive notice of and to attend all annual and special meetings of shareholders of the Corporation and to one vote in respect of each common share held at all such meetings. Holders of common shares will be entitled to receive dividends if, as and when declared by the Board of Directors of the Corporation in such amounts and payable in such manner as the Board of Directors of the Corporation may from time to time determine. In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, holders of common shares shall, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive assets of the Corporation upon such a distribution in priority to or concurrently with the holders of the common shares, be entitled to participate rateably in the distribution.

Number of Directors. The Corporation will be entitled to have a minimum of three and a maximum of ten directors elected to the board under the Articles of Continuance.

Registered Office and Records Office. The registered office will be established as 300-204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9 and the Corporation shall designate a separate records office at its corporate head office, 2441 Warrenville Road, Suite 610, Lisle, Illinois, United States, 60532-3246.

Restrictions on Business of the Corporation. The Articles of Continuance will not place any restrictions on the business that the Corporation may carry on.

Place of Meetings. The Articles of Continuance will provide that shareholder meetings may be held at any place within Canada or the United States as the directors may determine.

Shareholders’ Meeting Quorum. Pursuant to the New By-Laws, a quorum at any meeting of shareholders shall be two persons present in person and each entitled to vote thereat and holding or representing by proxy not less than 5% of the votes entitled to be cast thereat.

Shareholder Protection Under the Yukon Act

The Corporation is of the view that the Yukon Act provides to shareholders of the Corporation substantially the same rights as are available to shareholders under the CBCA, including rights of dissent and appraisal and rights to bring derivative and oppressive actions. The following is a comparison of some of the principal provisions of the Yukon Act and the CBCA that management of the Corporation believes would be relevant to shareholders. This summary is not intended to be exhaustive and shareholders should consult their legal advisors with respect to the detailed provisions of the Yukon Act and their rights under it. Reference should be made to the full text of both statutes for particulars of the differences.

Sale of Corporation’s Undertaking. Under the CBCA, a sale of all or substantially all the property of a corporation other than in the ordinary course of business of the corporation requires approval by a majority of not less than two-thirds of the votes cast by shareholders who voted in respect of the proposed sale. The provisions of the Yukon Act are substantially the same.

Amendments to Articles of the Corporation. Under the CBCA, any substantive change to the articles of a corporation, such as a change in the name of the corporation and certain changes to the share capital of a corporation, require approval by a majority of not less than two-thirds of the votes cast by shareholders who voted at a meeting in respect of the change. Where holders of a class of shares are adversely affected by certain proposed amendments, holders of shares of that class (whether or not such shares carry a right to vote) are entitled to vote separately as a class on the proposed amendments. The provisions of the Yukon Act are substantially the same.

By-law Amendments. The CBCA provides that unless the articles, by-laws or a unanimous shareholder agreement otherwise provide, the directors may, by resolution, make, amend, or repeal any by-laws that regulate the business or affairs of a corporation. However, the directors must submit a by-law, or an amendment or a repeal of a by-law, to the shareholders of the corporation, and the shareholders may, with approval of a simple majority, confirm, reject or amend the by-law, amendment or repeal. The provisions of the Yukon Act are substantially the same.

Authorization of Unlimited Number of Shares. The CBCA permits a corporation to have an unlimited number of shares without par value. The provisions of the Yukon Act are substantially the same.

Rights of Dissent and Appraisal. The CBCA provides that shareholders who dissent to certain actions being taken by a corporation may exercise a right of dissent and require the corporation to purchase the shares held by such shareholder at the fair value of such shares. The dissent right is applicable where the corporation proposes to (a) amend the articles to add, change or remove provisions restricting or constraining the issue, transfer or ownership of shares of that class, (b) amend its articles to add, change or remove any restriction on the business that the corporation may carry on, (c) enter into a long form amalgamation, (d) continue out of the jurisdiction, (e) sell, lease or exchange all or substantially all its property, or (f) carry out a going-private transaction or a squeeze-out transaction. The dissenting shareholder is required to strictly comply with the provisions of the CBCA in order to exercise this remedy. The provisions of the Yukon Act are substantially the same.

Oppression Remedies. Under the CBCA, a shareholder of a corporation has the right to apply to a court for an order where an act or omission of the corporation or an affiliate effects a result, or the business or affairs of which are conducted in a manner, or the exercise of the directors’ of the corporation’s or any of its affiliates powers, would be oppressive or unfairly prejudicial to or would unfairly disregard the interests of any security holder, creditor, director or officer of the corporation. On such an application, the court may make any interim or final order it thinks fit, including an order restraining the conduct complained of. Under the Yukon Act, the oppression remedy is substantially the same as that contained in the CBCA.

Shareholder Derivative Actions. Pursuant to the CBCA, a complainant, which includes a shareholder, may apply to the court for leave to bring an action in the name of and on behalf of a corporation or any subsidiary, or to intervene in an existing action to which the corporation is a party for the purpose of prosecuting, defending or discontinuing the action on behalf of the corporation. On such an application, the court may make any order it thinks fit, including an order authorizing the complainant or any other person to control the conduct of the action. Derivative actions are dealt with in substantially the same manner under the Yukon Act as under the CBCA.

Financial Assistance. The CBCA does not restrict a corporation from giving financial assistance to shareholders or directors of the corporation or an affiliated corporation. The Yukon Act contains provisions that restrict the corporation from doing so except in specified circumstances.

Record Date for Voting. The CBCA provides for the setting of a fixed record date for voting purposes. Transfers of shares after the record date are not recognized for voting entitlement purposes. Although the Yukon Act permits the setting of a fixed record date for voting purposes, a transferee of shares may request to have its name included in the relevant shareholder list at least ten days (or such shorter time as is provided in the by-laws) prior to the meeting is entitled to vote, provided that the transferee can establish that the transferee owns the shares.

Requisition of Meetings. The CBCA provides that holders of not less than 5% of the issued shares of a corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition. The provisions of the Yukon Act are substantially the same.

Shareholder Communication. The CBCA contains exemptions from the restrictions on proxy solicitation that permit a shareholder to make a public announcement concerning the shareholder’s voting intentions (whether by way of a speech in a public forum or the issuance of a press release, opinion, statement or advertisement). In addition, the CBCA enables shareholders to communicate with each other, (i) for the purpose of obtaining support for shareholder proposals, (ii) if such communications relate to the business and affairs of the corporation, (iii) to organize a dissident’s proxy solicitation, (iv) if 15 or fewer shareholders are solicited, (v) as clients, by a person engaged in the business of providing proxy voting advice, and (vi) other communications as may be prescribed from time to time. The Yukon Act does not contain such broad exemptions to the proxy solicitation rules and, accordingly, shareholder communication is more limited.

Form of Proxy and Information Circular. The CBCA requires that management of a distributing corporation, concurrently with giving notice of a meeting of shareholders, send a form of proxy in prescribed form to each shareholder who is entitled to receive notice of the meeting. Where management of a corporation solicits proxies, a management proxy circular in prescribed form must also accompany the notice of the meeting. The Yukon Act contains similar provisions.

Electronic Documents. The CBCA contains provisions dealing with electronic communication with shareholders. The Yukon Act contains no such provisions.

Place of Meetings. The CBCA provides that meetings of shareholders of a corporation must be held at the place within Canada provided in the by-laws or, in the absence of such provision, at the place within Canada that the directors determine. A meeting of shareholders of a corporation may be held at a place outside of Canada if the place is specified in the articles or all the shareholders entitled to vote at the meeting agree that the meeting is to be held at that place. Under the Yukon Act, meetings of shareholders of a corporation must be held at the place within the Yukon provided in the by-laws or, in the absence of such a provision, at the place within the Yukon that the directors determine. If the articles of the Corporation so provide, meetings of the shareholders may be held outside the Yukon at one or more places specified in the articles. It is proposed by management of the Corporation that meetings of shareholders may be held in any place in Canada or the United States.

Electronic meetings. The CBCA permits any person entitled to attend a meeting of shareholders to participate by means of telephonic, electronic or other communication facilities that permit all participants to adequately communicate with each other. The CBCA also provides that a meeting may be held entirely electronically if authorized by the by-laws of the corporation. The Yukon Act contains similar provisions.

Quorum of Shareholders. The CBCA states that, unless the by-laws of a corporation otherwise provide, a quorum of shareholders is present at a meeting of shareholders (irrespective of the number of persons actually present at the meeting) if holders of a majority of the shares entitled to vote at the meeting are present in person or represented by proxy. The Yukon Act provides for substantially the same quorum requirements.

Shareholder Consent in Lieu of Meeting. The CBCA provides that a resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders. The Yukon Act contains substantially the same provisions.

Shareholder Proposals. The CBCA contains eligibility requirements for shareholders that wish to submit proposals for inclusion in a corporation’s proxy materials, including a requirement that a shareholder have had a continuous minimum level of investment in the corporation for a specified period of time. No similar requirements are imposed by the Yukon Act.

Directors’ Residency. The CBCA states that a distributing corporation shall have not fewer than three directors, at least two of whom are not officers or employees of the corporation or its affiliates. At least 25% of the directors of a corporation must be resident Canadians. However, if a corporation has less than four directors, at least one director must be a resident Canadian. Furthermore, at least 25% of the directors present at a meeting of directors must be resident Canadians to properly transact business. The Yukon Act does not contain any residency requirements for directors.

Removal of Directors. The CBCA permits the removal of directors by holders of a majority of the shares being voted. Unless otherwise provided in the articles of a corporation, a quorum of directors may fill a vacancy among the directors, except for a vacancy resulting from an increase in the number or the minimum or maximum number of directors or the failure to elect the number or minimum number of directors provided for in the articles. The Yukon Act contains substantially the same provisions.

The Continuance does not create a new legal entity, nor will it prejudice or affect the continuity of the Corporation. The Continuance will not result in any change in the business of the Corporation nor in the persons who constitute the Corporation’s Board of Directors or its officers.

In order to authorize the Continuance, shareholders of the Corporation will be asked to consider and, if deemed advisable, pass the Continuance Resolution. This special resolution requires the affirmative vote of not less than two-thirds of the votes cast by the shareholders who vote in respect thereof. The Board of Directors recommends that shareholders vote in favour of the Continuance Resolution. In the absence of contrary instructions, the persons named in the accompanying form of proxy intend to vote any Common Shares represented by proxies held by them FOR the Continuance Resolution.

Right of Dissent under the CBCA

Section 190 of the CBCA provides shareholders with the right to dissent from certain resolutions of a corporation which effect extraordinary corporate transactions or fundamental corporate change. If the Continuance Resolution considered at the meeting is passed and the action approved by such special resolution becomes effective, any registered shareholder entitled to vote on the Continuance Resolution who dissents in accordance with section 190 of the CBCA will be entitled to be paid by the Corporation the fair value of the shares held by such dissenting shareholder determined as of the close of business on the day before the Continuance Resolution is passed.

Section 190 of the CBCA provides that a shareholder may only make a claim under that section in respect to all the shares of a class held by a shareholder on behalf of any one beneficial owner and registered in the shareholder’s name. One consequence of this provision is that a holder of shares may only exercise a right to dissent under section 190 of the CBCA in respect of shares which are registered in that holder’s name. A non-registered shareholder who wishes to exercise the right to dissent should immediately contact the intermediary with whom the non-registered shareholder deals in respect of his or her shares and instruct the intermediary either to exercise the right to dissent on the non-registered holder’s behalf or to re-register the shares in the name of the non-registered holder, in which case the non-registered holder would have to exercise the right to dissent directly.

A registered shareholder who wishes to dissent with respect to the Continuance Resolution must provide the Corporation at or prior to the meeting with a written objection to the Continuance Resolution. The filing of a written objection does not deprive a shareholder of the right to vote at the meeting. However, the CBCA provides, in effect, that a shareholder who has submitted a written objection and votes in favour of the Continuance Resolution will no longer be considered to be a dissenting shareholder with respect to the class of shares voted in favour of the Continuance Resolution. Therefore, to dissent, you must not vote for the Continuance Resolution. The CBCA does not provide, and the Corporation will not assume, that a vote against the Continuance Resolution or an abstention constitutes a written objection. Similarly, the revocation of a proxy conferring authority on the proxy holder to vote in favour of the Continuance Resolution does not constitute a written objection. However, any proxy granted by a shareholder who intends to dissent, other than a proxy that instructs the proxy holder to vote against the Continuance Resolution, should be validly revoked in order to prevent the proxy holder from voting such shares in favour of the Continuance Resolution and thereby causing the shareholder to forfeit his or her right to dissent.

The Corporation is required, within ten days after the shareholders adopt the Continuance Resolution, to send to each dissenting shareholder notice that the Continuance Resolution has been adopted, except any shareholder who voted for the resolution or who has withdrawn his or her written objection.

A dissenting shareholder must, within 20 days after receipt of notice that the Continuance Resolution has been adopted or, if the dissenting shareholder does not receive such notice, within 20 days after learning that the Continuance Resolution has been adopted, send to the Corporation written notice (a “demand for payment”) containing the holder’s name and address, the number and class of shares in respect of which dissent rights are being exercised, and a demand for payment of the fair value of such shares. Within 30 days after sending a demand for payment, the dissenting shareholder must send to the Corporation the certificates representing the shares in respect of which dissent rights are being exercised. A dissenting shareholder who fails within such 30 day period to send certificates representing the shares in respect of which dissent rights are being exercised forfeits the right to dissent. The Corporation will endorse on any share certificates received from a dissenting shareholder a notice that the holder is a dissenting shareholder and will forthwith return the share certificates to the dissenting shareholder.

After sending a demand for payment, a dissenting shareholder ceases to have any rights as a holder of shares in respect of which the shareholder has dissented other than the right to be paid the fair value of such shares as determined under section 190 of the CBCA, unless (i) the dissenting shareholder withdraws the demand for payment before the Corporation makes the offer to pay, (ii) the Corporation fails to make a timely offer to pay to the dissenting shareholder and the dissenting shareholder withdraws the demand for payment or (iii) the directors terminate the Continuance, in which case the dissenting shareholder’s rights as a shareholder are reinstated.

The Corporation is required, not later than seven days after the later of the date on which the action approved by a special resolution becomes effective and the date on which the Corporation receives a demand for payment from a dissenting shareholder, to send such dissenting shareholder an offer to pay for the shares in an amount considered by the board of directors to be the fair value thereof, accompanied by a statement showing the manner in which such fair value was determined. Every offer to pay for shares of the same class or series must be on the same terms. The Corporation must pay for the shares of a dissenting shareholder within ten days after an offer to pay has been accepted by such dissenting shareholder, but such offer lapses if the Corporation does not receive an acceptance thereof within 30 days after the offer to pay has been made.

If the Corporation fails to make an offer to pay for a dissenting shareholder’s shares, or if a dissenting shareholder fails to accept an offer which has been made, the Corporation may apply to a court of competent jurisdiction (the “Court”), within 50 days after the date on which the action approved by the Continuance Resolution becomes effective or within such further periods as the Court may allow, to fix a fair value for the shares of the dissenting shareholders. If the Corporation fails to apply to the Court, a dissenting shareholder may apply to the Court for the same purpose within a further period of 20 days or within such further period as the Court may allow. A dissenting shareholder is not required to give security for the costs in such application.

Upon an application to the Court, all dissenting shareholders who have not received payment for their shares from the Corporation, as described above, will be joined as parties and bound by the decision of the Court, and the Corporation will be required to notify each affected dissenting shareholder of the date, place and consequences of the application and of his or her right to appear and to be heard in person or by counsel. Upon such application to the Court, the Court may determine whether any person is a dissenting shareholder who should be joined as a party and the Court will then fix the fair value for the shares of all dissenting shareholders. The final order of the Court will be rendered against the Corporation in favour of each dissenting shareholder and for the amount of the fair value of his or her shares as fixed by the Court.

The foregoing is a summary of the dissenting shareholder provisions of the CBCA, which are technical and complex. The full text of section 190 of the CBCA is set out as Schedule “C” attached hereto. Any shareholder wishing to avail himself or herself of his or her dissent rights under those provisions should seek legal advice, as failure to comply strictly with the provisions of the CBCA may prejudice the right to dissent.

5.	Amendment of the Stock Option Plan

At the Meeting, shareholders will be asked to consider and, if thought advisable, to approve, with or without amendment, a resolution authorizing amendments to the Corporation’s stock option plan (the “Stock Option Plan”) to (a) reserve for issuance an additional 1,562,500 Common Shares under the Stock Option Plan; and (b) permit any option granted under the Stock Option Plan that would expire within, or within the 10 business days that follow, a trading black-out to be exercised within 10 business days following such trading blackout (the “Stock Option Plan Resolution”).

The terms of the Stock Option Plan are discussed below (see “Executive Compensation - The Stock Option Plan”).

Issuance of Additional Options

Shareholders are being asked to consider and, if deemed advisable, approve an amendment to the Stock Option Plan to reserve for issuance an additional 1,562,500 Common Shares so that the maximum number of Common Shares issuable under the Stock Option Plan is 4,500,000. Currently, the Stock Option Plan provides that there will be a maximum of 2,937,500 Common Shares available to be issued pursuant to the Stock Option Plan and that any increase in such maximum number of Common Shares will require approval of the holders of the Common Shares. As at December 31, 2006, of the 2,937,500 Common Shares which can be issued under the Stock Option Plan, 953,143 Common Shares (representing approximately 4.7% of the outstanding Common Shares) have already been issued pursuant to the exercise of previously granted stock options, 2,058,461 options are outstanding (representing approximately 10.1% of the outstanding Common Shares), and no further stock options are available to be granted. However, the Corporation has conditionally granted options to purchase 74,104 Common Shares to Mark Thierer, the President and Chief Executive Officer of the Company, subject to shareholder approval of the amended Stock Option Plan. These options expire on December 31, 2013 and are exercisable at C$15.63 per share.

The Corporation considers the granting of stock options to be necessary to attract and maintain the most qualified senior management and other employees in the Canadian and U.S. healthcare technology industry. In management’s view, the ability to grant stock options as a means of compensating employees contributes to the Corporation’s overall financial performance. As such, management considers that the Stock Option Plan amendment to increase the reserve will be beneficial to the Corporation as it will provide the Corporation with greater flexibility to compensate its employees with grants of stock options and encourage employee ownership of the Corporation. If the amendment is approved, options to purchase up to an additional 1,562,500 Common Shares (representing approximately 7.6% of the outstanding Common Shares) will be available to be granted.

Extension of Options During Trading Black-Out

Under the current terms of the Corporation’s insider trading policy (the “Insider Trading Policy”), directors and certain officers and employees of the Corporation are prohibited from trading in securities of the Corporation during a regularly scheduled period that commences 14 days prior to the planned date of public release of the Corporation’s interim and annual financial results and ends at the opening of the market on the second trading day following the date on which a press release has been issued in respect of the Corporation’s interim or annual financial results. The period during which directors and certain officers and employees of the Corporation are prohibited from trading under the Insider Trading Policy is referred to as a “trading black-out”. In addition, the Insider Trading Policy provides for the imposition of additional trading black-outs on individuals with knowledge of pending material developments that have not been disclosed to the public.

Pursuant to a TSX Staff Notice dated June 6, 2006 (the “TSX Notice”), TSX Staff have recognized the appropriateness of public companies establishing such trading black-outs, as well as the issue arising in the event that an option or other share compensation arrangement expires while the holder is subject to such a trading black-out or shortly thereafter. In the TSX Notice, TSX Staff have indicated that the TSX is prepared, subject to shareholder approval, to permit amendments to option plans and other share compensation arrangements that make provisions for those arrangements if they, or options or securities issued thereunder, would otherwise expire during or shortly after a trading black-out. The Corporation believes that an amendment to the Stock Option Plan and outstanding options that would provide for an extension of options in such circumstances is appropriate, as it will enable an option holder to exercise their options after material information known to the option holder has been disclosed to the public, thereby avoiding an inappropriate loss of the benefit of the option as a result of the trading black-out.

Accordingly, the Corporation has proposed an amendment to the Stock Option Plan that would permit any option granted under the Stock Option Plan (including any outstanding option granted prior to the date of the Meeting) that would expire within, or within the 10 business days that follow, a trading black-out to be exercised within 10 business days following such trading black-out.

Approval Required for Proposed Stock Option Plan Amendments

The text of the Stock Option Plan Resolution is attached as Schedule “D” hereto.

The Board of Directors has determined that the proposed amendments to the Stock Option Plan are advisable as it believes that they: (i) in the case of the reservation for issuance of additional shares under the Stock Option Plan, will enhance the Corporation’s ability to attract, motivate and retain key personnel given the competitive market for individuals with superior talent and experience in which the Corporation operates, and accordingly are in the best interest of shareholders; and (ii) in the case of the Black-out Extension Amendment, will ensure that holders of options avoid any inappropriate loss of benefits that they have accrued under options granted to them as a result of a prohibition on trading in securities of the Corporation under the Insider Trading Policy.  The proposed amendments to the Stock Option Plan have been conditionally approved by the Toronto Stock Exchange (the “TSX”), subject to shareholder approval.

The Stock Option Plan Resolution must be approved by a majority of the votes cast by the holders of Common Shares present or represented by proxy at the Meeting. The Board of Directors recommends a vote “for” the adoption of the Stock Option Plan Resolution. In the absence of a contrary instruction, the persons designated by Management of the Corporation in the enclosed form of proxy intend to vote FOR the Stock Option Plan Resolution.

The complete text of the Stock Option Plan is attached hereto as Schedule “E”.

6.         Adoption of the Employee Stock Purchase Plan

At the Meeting, shareholders will be asked to consider and, if deemed advisable, to approve, with or without variation, a resolution (the “Stock Purchase Plan Resolution”) authorizing the adoption of the Employee Stock Purchase Plan of the Corporation (the “ESPP”). Under the ESPP, 150,000 Common Shares will be reserved for issuance from the treasury of the Corporation. In addition, at the discretion of the Corporation, Common Shares may be purchased on the open market by the plan administrator on behalf of the plan participants. The text of the Stock Purchase Plan Resolution is attached as Schedule “F” hereto.

The ESPP is intended to encourage share ownership by all eligible employees of the Corporation, and its participating subsidiaries, including controlled subsidiaries, so that they may share in the growth of the Corporation by acquiring or increasing their proprietary interest in the Corporation. Under the ESPP, participation is limited to eligible employees of the Corporation and its wholly-owned subsidiaries. The aggregate number of Common Shares that may be issued to insiders of the Corporation under the ESPP and all other security based compensation arrangements of the Corporation in any one year period may not exceed 10% of the aggregate number of the Common Shares outstanding.

The Compensation Committee will administer the ESPP. Eligible employees who are enrolled in the ESPP will accumulate funds for the purchase of Common Shares through payroll deduction, subject to maximum limits on deductions set out in the ESPP. Generally, eligible employees are employees of SXC and its subsidiaries whose customary employment is more than 20 hours per week. Eligible employees may subscribe to purchase Common Shares from the treasury of the Corporation during six-month purchase periods at a price equal to 95% of the average market price of the last trading day of the purchase period. In lieu of issuing Common Shares from treasury or in combination with treasury issuances, the administrative agent of the plan may purchase Common Shares in the open market on behalf of plan participants. The choice of the appropriate market (TSX or NASDAQ) for determining the average market price is based on the market that had the greatest volume of trading of Common Shares in that period. No amendment may be made to the ESPP to increase the effective discount to the purchase price at which Common Shares may be purchased by eligible employees without the approval of the shareholders of the Corporation. Eligible employees’ right to purchase shares under the ESPP is limited to a maximum of 15% of such employees’ base salaries in any calendar year. A participant may suspend further payroll deductions prior to the end of an ESPP period in accordance with the ESPP; however, upon suspension of payroll deductions, a participant may not elect to participate further in the plan until the next ESPP purchase period. Prior to the end of a purchase period, any participant may withdraw from the plan in accordance with the ESPP and all of the participant’s aggregate payroll deductions for that purchase period will be refunded to the participant. A participant who withdraws from the plan will not be eligible to participate in the plan again before the next purchase period. Whenever a participant ceases to be an eligible employee because of retirement, voluntary or involuntary termination, resignation, layoff, discharge, death or for any other reason, his or her rights under the ESPP will immediately terminate, and the Corporation will refund the balance of his or her payroll deduction, without interest. The ESPP has been conditionally approved by the TSX, subject to shareholder approval.

The ESPP may be amended from time to time by the Board of Directors of the Corporation, provided that the following amendments require shareholder approval:

•	any amendment to the maximum aggregate number of Common Shares that may be purchased under the ESPP;

•
any amendment that would increase the amount of the cash contribution that may be made by the Corporation to the purchase of Common Shares by any plan participant, or increase the discount from average market price of Common Shares issued from treasury under the plan;

•
any amendment that would increase the maximum percentage of base salary during any pay period or the maximum dollar amount in any one calendar year that any eligible participant may direct to be made toward the purchase of Common Shares through payroll deductions;

•	any amendment that would increase the total number of Common Shares that may be acquired by any one individual under the ESPP or to any one insider of the Corporation and the insider’s associates;

•	any change to the eligible participants that would have the potential for broadening or increasing insider participation in the ESPP;

•	any amendment that would increase the total number of Common Shares that may be acquired by insiders of the Corporation within a one-year period; and

•
any amendment or modification to the provision of the ESPP which provides that the aggregate number of Common Shares that may be issued to insiders of the Corporation under the ESPP and all other security based compensation arrangements of the Corporation in any one year may not exceed 10% of the aggregate number of Common Shares outstanding.

The Stock Purchase Plan Resolution must be approved by a majority of the votes cast by the holders of Common Shares present or represented by proxy at the Meeting. The Board of Directors recommends a vote “for” the adoption of the ESPP. In the absence of a contrary instruction, the persons designated by Management of the Corporation in the enclosed form of proxy intend to vote FOR the Stock Purchase Plan Resolution.

The complete text of the ESPP is available to any shareholder on request from the Secretary of the Corporation. Shareholders wishing to receive a copy of the ESPP should contact the Corporation by telephone 1-800-282-3232, by facsimile 630-328-2190 or by e-mail investors@sxc.com.

7.        Other Matters

The Corporation knows of no other matters to be submitted to the shareholders at the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent in accordance with their judgement on such matters.

EXECUTIVE COMPENSATION

During the fiscal year ended December 31, 2006, the following individuals were named executive officers (as defined in applicable securities legislation) of the Corporation: Gordon S. Glenn, Chairman and Chief Executive Officer, Mark Thierer, President and Chief Operating Officer, Jeffrey Park, Senior Vice President, Finance and Chief Financial Officer, Michael H. Bennof, Senior Vice President, Public Sector and Project Services, Jeffrey Jensen,

Senior Vice President, Healthcare Technologies, John Romza, Senior Vice President of Research & Development and Chief Technology Officer and Michael Meyer, Senior Vice-President, Sales and Marketing (collectively, the “Named Executive Officers”).

On June 5, 2006, SXC effected a four-to-one share consolidation. Except where otherwise noted, all information herein gives effect to this share consolidation

The following table sets forth information concerning the total compensation of the Named Executive Officers during the fiscal years ended December 31, 2006, December 31, 2005, and December 31, 2004:

		Annual Compensation			Long-Term Compensation
					Awards		Pay-outs
						Shares or
				Other Annual	Securities	Units Subject
Name and Current Position	Fiscal Year	Salary ($)(1)	Bonus ($(1)	Compensation	Under Options	to Resale	LTIP	All Other
				($)(1),(2)	Granted (#)	Restrictions	Payouts	Compensation
						($)	($)	($)
Gordon S. Glenn,	2006	300,000	515,000	922,417(3)	50,000	nil	nil	nil
Chairman and Chief	2005	270,500	300,000	50,267(3)	125,000	nil	nil	nil
Executive Officer	2004	260,000	125,000	35,620(3)	81,250	nil	nil	nil

Mark Thierer, President and Chief Operating Officer(6)	2006	90,800	nil	2,000	250,000	nil	nil	nil

Jeffrey Park, Senior Vice President, Finance and Chief Financial Officer(4)	2006	188,400(7)	nil	4,500	162,500	nil	nil	nil

Michael H. Bennof,	2006	215,000	132,000	234,988(3)	25,000	nil	nil	nil
Senior Vice President,	2005	195,000	132,000	5,885(3)	25,000	nil	nil	nil
Public Sector and Project Services	2004	188,000	34,000	8,665(3)	27,000	nil	nil	nil

Jeffrey Jensen,	2006	220,000	118,000	154,784(3)	25,000	nil	nil	nil
Senior Vice President,	2005	200,000	118,000	4,800	31,250	nil	nil	nil
Healthcare Technologies	2004	189,000	37,000	4,800	27,500	nil	nil	nil

John Romza, Senior	2006	208,000	115,000	180,207(3)	25,000	nil	nil	nil
Vice President,	2005	185,000	115,000	4,800	33,750	nil	nil	nil
Research & Development and Chief Technology Officer	2004	175,000	30,000	4,800	25,000	nil	nil	nil

		Annual Compensation			Long-Term Compensation
					Awards		Pay-outs
Shares or
				OtherAnnual	Securities	Units Subject
Name and Current Position	Fiscal Year	Salary ($)(1)	Bonus ($(1)	Compensation	Under Options	to Resale	LTIP	All Other
				($)(1),(2)	Granted (#)	Restrictions	Payouts	Compensation
						($)	($)	($)

Michael Meyer,	2006	214,000	150,000	4,800	62,500	nil	nil	nil
Senior Vice President,	2005	195,000	150,000	4,800	37,500	nil	nil	nil
Sales and Marketing(5)	2004	119,183	25,000	3,200	25,000	nil	nil	nil

(1)	All references to dollars or $ in this Circular are to US dollars unless otherwise indicated.
(2)	Represents annual car allowance, unless otherwise specified.
(3)	Includes taxable portion of stock options exercised.
(4)	Mr. Park commenced employment with the Corporation during 2006 at an annual salary of $250,000 and was provided an initial grant of 162,500 stock options in connection with his employment.
(5)	Mr. Meyer commenced employment with the Corporation during 2004 at an annual salary of $185,000 and was provided an initial grant of 25,000 stock options in connection with his employment.
(6)	Mr. Thierer commenced employment with the Corporation during 2006 at an annual salary of $275,000 and was provided an initial grant of 250,000 stock options in connection with his employment.
(7)	Includes Canadian dollar wages of C$61,000 converted to US dollars using the Corporation’s December 31, 2006 exchange rate of 1.1526.

The Stock Option Plan

The Corporation has established an incentive stock option plan (the “Stock Option Plan”). The Stock Option Plan was established for the purpose of encouraging officers, employees, directors and service providers of the Corporation to participate in the growth and development of the Corporation. The Stock Option Plan currently provides that there will be a maximum of 2,937,500 Common Shares available for issuance (of which none remain available) and any increase in such maximum number of Common Shares will require approval of the holders of the Common Shares. The aggregate number of Common Shares reserved for issuance to insiders of the Corporation is not to exceed 10% of the aggregate number of Common Shares outstanding, and the aggregate number of Common Shares that may be issued to insiders in any one year period may not exceed 10% of the number of Common Shares outstanding. The aggregate number of Common Shares reserved for issuance to any one person under the Stock Option Plan and any other share compensation arrangement is not to exceed 5% of the aggregate number of the Common Shares outstanding.

At all times at which the Common Shares are listed and posted for trading on NASDAQ and the TSX, the exercise price of the Common Shares granted under the Stock Option Plan will generally be the closing sale price of the Common Shares on NASDAQ on the day immediately preceding the date of the grant, provided that such price is not less than the market price of the Common Shares on the day immediately preceding the date of the grant. Options granted under the Stock Option Plan may not be exercised until the optionee has been employed by the Corporation, has been an officer or director or has provided services to the Corporation for such minimum period as is specified in the option agreement relating to such options. Options granted under the Stock Option Plan will be non-assignable (during the life of the optionee) and will expire no later than five years after the date of grant. Generally, in the event of (i) death of an optionee, the optionee’s option may be exercised by his executors or administrators within 12 months from the date when such executors or administrators have received notice of such requirement to exercise; (ii) termination of office, directorship, employment or services of an optionee because of permanent disability, the optionee may exercise the optionee’s option within 6 months of the date of the termination; (iii) termination of office, directorship, employment or services of an optionee for any reason other than the optionee’s death or permanent disability or dismissal for cause, the optionee may exercise the optionee’s option within 90 days of the date of the termination; and (iv) termination of office, directorship, employment or services of an optionee for cause, the optionee may exercise the optionee’s option within 30 days of the date of the termination.

The Compensation Committee oversees the administration of the Stock Option Plan and reports its oversight to the Board of Directors and, subject to the foregoing limitations, grants under the Stock Option Plan will be at the discretion of such committee. On March 8, 2006, the Board approved an amendment to the Stock Option Plan adding a cashless exercise feature, whereby an optionee may elect to effect a cashless exercise of any or all of such optionee’s right under an option. In connection with any such cashless exercise, the full number of common shares issuable shall be considered to have been issued for purpose of the reduction of the number of common shares which may be issued under the Stock Option Plan. On March 7, 2007, the Board approved amendments to the Stock Option Plan as follows: (a) to amend the definition of “Market Price” under the plan to reference the NASDAQ in addition to the TSX, allowing the Board at its discretion to use the NASDAQ closing price to determine market price, (b) add certain provisions ensuring plan compliance with the United States Internal Revenue Code of 1986 and the Securities Exchange Act of 1934 and (c) “housekeeping” amendments to clarify that options may be granted prior to regulatory and shareholder approval, if required, provided that such options cannot be exercised and no Common Shares can be issued under the Stock Option Plan prior to receipt of such approval.

A copy of the Stock Option Plan showing all such amendments together with all amendments for which shareholder approval has been requested at this Meeting is attached hereto as Schedule “E”.

Options Granted During Year Ended December 31, 2006

The following table sets forth the aggregate number of options to purchase or acquire securities of the Corporation granted to the Corporation’s Named Executive Officers during the year ended December 31, 2006:

Name	Date of Option Grants	Number of Shares Subject to Option	% of Total Options Granted in Fiscal Year(1)	Exercise Price Per Option(2)	Market Value of Common Shares on Date of Grant(3)	Expiry Date
Gordon S. Glenn	March 8, 2006	50,000	6.8%	$14.36	$14.36	Note 4
Mark Thierer	August 28, 2006	250,000	34.0%	$15.63	$15.63	Note 4
Jeffrey Park	February 17, 2006	162,500	22.1%	$13.60	$13.60	Note 4
Michael H. Bennof	March 8, 2006	25,000	3.4%	$14.36	$14.36	Note 4
Jeffrey Jensen	March 8, 2006	25,000	3.4%	$14.36	$14.36	Note 4
John Romza	March 8, 2006	25,000	3.4%	$14.36	$14.36	Note 4
Michael Meyer	March 8, 2006	62,500	8.5%	$14.36	$14.36	Note 4
Total		600,000	81.6%
(1) There were an aggregate of 734,875 options granted during the year ended December 31, 2006.
(2) Exercise Price is in Canadian dollars.
(3) Market Value refers to the closing price on the TSX on the trading day immediately preceding the date of grant.
(4) These options vest as to one-third on each of December 31, 2006, December 31, 2007 and December 31, 2008 and are exercisable for a period of 5 years commencing on the vesting date and ending on December 31, 2011, December 31, 2012 and December 31, 2013, respectively.

Options Exercised During Year Ended December 31, 2006

The following table sets forth information concerning the exercise of options during the fiscal year ended December 31, 2006, and the value at December 31, 2006 of unexercised in-the-money options held by the Named Executive Officers:

Name and Current Position	Securities Acquired on Exercise (#)	Aggregate Intrinsic Value Realized ($)	Unexercised Options at Fiscal Year End (#) Exercisable/ Unexercisable	Intrinsic Value of Unexercised in-the-Money Options at Fiscal Year End ($) Exercisable/ Unexercisable(1)
Gordon S. Glenn	70,666	$916,839	382,500/75,001	$7,054,398/$1,004,353
Mark Thierer	nil	nil	88,333/166,667	$714,031/$1,301,669
Jeffrey Park	nil	nil	54,167/108,333	$533,003/$1,065,997
Michael H. Bennof	17,666	$234,988	120,751/25,000	$2,238,149/$291,672
Jeffrey Jensen	16,666	$149,984	141,251/27,083	$2,659,265/$326,750
John Romza	12,500	$175,407	144,584/27,916	$2,729,623/$340,777
Michael Meyer	nil	nil	70,834/54,166	$1,028,173/$588,827

(1) Based on the closing price of the Common Shares on the TSX on December 29, 2006 of $23.44 per share.

Employment Agreements

The Corporation entered into a new employment agreement with Gordon S. Glenn, Chairman and Chief Executive Officer, effective as of March 7, 2007 (the “Glenn Employment Agreement”). The initial term of the Glenn Employment Agreement ends December 31, 2008 with an automatic renewal for successive one year periods unless otherwise terminated. The Glenn Employment Agreement currently provides for an annual base salary of $300,000 (subject to annual review). It also provides for the payment of an annual performance bonus targeted at 80% of such base salary as disclosed under “Compensation of the Chief Executive Officer” below and the grant of 50,000 options in March, 2007. The Glenn Employment Agreement further provides for a monthly car allowance and life insurance and standard health and dental insurance benefits. The Glenn Employment Agreement also provides that Mr. Glenn will be entitled to compensation of: (i) two years base salary, a pro rated payment of his incentive compensation bonus, plus payment of health insurance premiums in the event of termination without cause, resignation without good reason or dissolution of the Company, or (ii) two times the sum of his base salary and two times the average of his last two incentive compensation bonuses, a pro rated payment of his incentive compensation bonus, plus payment of health insurance premiums in the event of a Change in Control of the Corporation (as such term is defined on the employment agreement). The Glenn Employment Agreement contains standard confidentiality and non-competition covenants in favour of the Corporation.

The Corporation has also entered into an employment agreement with Mark Thierer, President and Chief Operating Officer, effective September 2006 (the “Thierer Employment Agreement”).  The initial term of the Thierer Employment Agreement ends December 31, 2008, automatically extended for successive two (2) year calendar periods unless otherwise cancelled.  The Thierer Employment Agreement currently provides for an annual base salary of $275,000 (subject to annual review) and the payment of an annual performance bonus in an amount equal to a target bonus of 80% of such base salary subject to the fulfillment of certain pre-determined goals.  In addition, the Thierer Employment Agreement provided for an initial grant of 250,000 options.  The Thierer Employment Agreement further provides for a monthly car allowance, life insurance benefits, retirement plan participation (including company matching of employee contributions) and standard health and dental insurance benefits.  Under the Thierer Employment Agreement, on termination by the Corporation without cause, Mr. Thierer is entitled to receive his accrued base salary plus a lump-sum payment equal to two times his annual base salary, and a pro rated payment of his incentive compensation bonus, if any.  On termination arising out of a Change of Control (as such term is defined in the agreement), Mr. Thierer is entitled to  receive his accrued base salary, plus a lump-sum payment equal to two times his annual base salary and two times the average of his last two incentive compensation bonuses, and a pro rated payment of his incentive compensation bonus, if any.  The Thierer Employment Agreement contains standard confidentiality and non-competition covenants in favour of the Corporation.

The Corporation has also entered into an employment agreement with Jeffrey Park, Senior Vice-President, Finance, Chief Financial Officer and Corporate Secretary, effective March 2006 (the “Park Employment Agreement”).  The initial term of the Park Employment Agreement ended December 31, 2006, automatically extended for successive one (1) year calendar periods unless otherwise cancelled.  The Park Employment Agreement currently provides for an annual base salary of $250,000 (subject to annual review) and the payment of an annual performance bonus in an amount equal to a target bonus of 50% of such base salary subject to the fulfillment of certain pre-determined goals.  In addition, the Park Employment Agreement provided for an initial grant of 162,500 options.  The Park Employment Agreement further provides for a monthly car allowance, life insurance benefits, retirement plan participation (including company matching of employee contributions) and standard health and dental insurance benefits.  Under the Park Employment Agreement, on termination by the Corporation without cause, Mr. Park is entitled to receive six months of accrued base salary amounts plus health insurance premiums and a pro rated payment of his incentive compensation bonus, if any.  On termination arising out of a Change of Control (as such term is defined in the agreement), Mr. Park is entitled to  receive 12 months of accrued base salary amounts plus health insurance premiums, and a pro rated payment of his incentive compensation bonus, if any.  The Park Employment Agreement contains standard confidentiality and non-competition covenants in favour of the Corporation.

The Corporation has also entered into an employment agreement with Michael H. Bennof, Senior Vice-President, Public Sector and Project Services, effective as of October 28, 1998 (the “Bennof Employment Agreement”). The Bennof Employment Agreement has no specified term and currently provides for an annual base salary of $210,000 (subject to annual review) and provides for the payment of an annual performance bonus in an amount equal to a target bonus of 50% of such base salary subject to the fulfillment of certain pre-determined goals. The Bennof Employment Agreement further provides for a monthly car allowance and life insurance and standard health and dental insurance benefits. The Bennof Employment Agreement also provides that Mr. Bennof will be entitled to compensation equal to six-months’ salary in the event that his employment is terminated by the Corporation without just cause. The Corporation obtained standard confidentiality/non-disclosure covenants from Mr. Bennof as a condition of his employment.

The Corporation has also entered into an employment agreement with Jeffrey Jensen, Senior Vice-President, Healthcare Technologies, effective as of March 7, 2001 (the “Jensen Employment Agreement”). The Jensen Employment Agreement has no specified term and currently provides for an annual base salary of $210,000 (subject to annual review) and provides for the payment of an annual performance bonus in an amount equal to a target bonus of 50% of such base salary subject to the fulfillment of certain pre-determined goals. The Jensen Employment Agreement further provides for a monthly car allowance and life insurance and standard health and dental insurance benefits. The Jensen Employment Agreement also provides that Mr. Jensen will be entitled to compensation as set out therein as follows: “Section 5.3 multiple base salary payments: If after the occurrence of an Initial Change of Control Event or Change in Control of the Corporation, (i) the Corporation terminates the Executive’s employment hereunder (a) because of a Discharge Event, or (b) of any reason other than Cause or a discharge event (other than termination due to death or Disability), or (ii) the Executive resigns his employment for Reason, then the company will pay the Executive a lump sum termination payment equal to eighteen (18) months of his current base salary and bonus for the previous twelve months.” The Corporation obtained standard confidentiality/non-disclosure covenants from Mr. Jensen as a condition of his employment.

The Corporation has also entered into an employment agreement with John Romza, Senior Vice-President, Research & Development and Chief Technology Officer, effective as of March 7, 2001 (the “Romza Employment

Agreement”). The Romza Employment Agreement has no specified term and currently provides for an annual base salary of $205,000 (subject to annual review) and provides for the payment of an annual performance bonus in an amount equal to a target bonus of 50% of such base salary subject to the fulfillment of certain pre-determined goals. The Romza Employment Agreement further provides for a monthly car allowance and life insurance and standard health and dental insurance benefits. The Romza Employment Agreement also provides that Mr. Romza will be entitled to compensation as set out therein as follows: “Section 5.3 multiple base salary payments: If after the occurrence of an Initial Change of Control Event or Change in Control of the Corporation, (i) the Corporation terminates the Executive’s employment hereunder (a) because of a Discharge Event, or (b) of any reason other than Cause or a discharge event (other than termination due to death or Disability), or (ii) the Executive resigns his employment for Reason, then the company will pay the Executive a lump sum termination payment equal to eighteen (18) months of his current base salary and bonus for the previous twelve months.” The Corporation obtained standard confidentiality/non-disclosure covenants from Mr. Romza as a condition of his employment.

The Corporation has also entered into an employment agreement with Michael Meyer, Senior Vice-President, Sales and Marketing, effective as of April 28, 2004 (the “Meyer Employment Agreement”). The Meyer Employment Agreement has no specified term and currently provides for an annual base salary of $210,000 (subject to annual review) and provides for the payment of an annual performance bonus in an amount equal to a target bonus of 50% of such base salary subject to the fulfillment of certain pre-determined goals. The Meyer Employment Agreement further provides for a monthly car allowance and life insurance and standard health and dental insurance benefits. The Meyer Employment Agreement also provides that Mr. Meyer will be entitled to compensation equal to six-months’ salary in the event that his employment is terminated by the Corporation without just cause. The Corporation obtained standard confidentiality/non-disclosure covenants from Mr. Meyer as a condition of his employment.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE OFFICERS’ COMPENSATION

The Compensation Committee, consisting of Terrence Burke, Phil Reddon and James Ryan, determines executive officers’ salaries, bonuses and other compensation and oversees the administration of the Stock Option Plan and reports its oversight to the Board of Directors.

Compensation Policies Applicable to Executive Officers

The overall compensation program for salaried employees has been designed and is administered to ensure that employee compensation promotes superior job performance and the achievement of business objectives. The main policy objective of executive officer compensation is the maximization of shareholder value over the long term. The Compensation Committee believes that this can best be accomplished by an executive compensation program that reflects the following four principles:

First, base salaries should be sufficient to attract and retain qualified management talent, without exceeding competitive practice at similar companies in the information technology market.

Second, bonus and incentive programs should provide opportunity for significant increases in compensation, based on meeting or exceeding pre-determined company and individual performance targets.

Third, a substantial portion of total long-term compensation should reflect performance on behalf of the Corporation’s shareholders, as measured by increases in the value of the Corporation stock.

Fourth, compensation should be weighted to reflect the performance of the Corporation compared to its stated goals and relative to selected competitors, taking into consideration, metrics such as, but not limited to, sales growth, margins and earnings per share growth.

In the judgment of the Compensation Committee, the performance of the Corporation in 2006 confirms that the compensation program is achieving its main objectives.

Base Salary

All of the executive officers have employment agreements that set their base compensation.

Annual Bonus

Executive officers and certain other key personnel are eligible for cash bonuses after the end of each fiscal year. The bonus program is approved by the Corporation’s Compensation Committee. The Board of Directors or the Compensation Committee determines the bonus for the Chief Executive Officer. The Chief Executive Officer’s bonus is based on the Corporation’s overall performance and financial results, including its achievement of goals pertaining to revenue and operating income, relative performance of the Corporation to competitors, appreciation of the share price, as well as certain individualized goals. These factors are weighted and then the Corporation’s fulfillment of these goals is evaluated. Bonuses for other executive officers are recommended by the Chief Executive Officer and then submitted to the Compensation Committee for its approval. The bonuses for the President, the Chief Financial Officer and Senior Vice Presidents are based on similar company-wide criteria as those used for the Chief Executive Officer, although individualized goals are customized. In making its final determinations, the Compensation Committee determines how each executive officer contributed to the Corporation’s achievement of its goals.

Share Incentives

Under the Stock Option Plan, stock options and other stock-based awards may be granted to executive officers. Executives generally receive stock incentives through initial grants at the time of hire and periodic additional grants. The Compensation Committee determines the number of stock incentives to be granted based on an officer’s job responsibilities and individual performance evaluation.

During 2006, the Compensation Committee approved the grant of a total of 734,875 stock awards to the Chief Executive Officer, President, Chief Financial Officer, Senior Vice Presidents, key employees of the Corporation and to the Board of Directors. The exercise prices of the stock options ranged from $9.60 to $18.23 per share.

Compensation of the Chairman and Chief Executive Officer

The overall compensation package of Mr. Glenn, as the Chief Executive Officer, is designed to recognize that the Chief Executive Officer bears primary responsibility for increasing the value of shareholders’ investments. Mr. Glenn’s base compensation is set at $300,000 by his amended employment agreement, effective March 7, 2007. He received a cash bonus of $515,000 for the year 2006, reflecting the Corporation’s achievement of its performance goals, including those relating to revenue growth and operating income.

The Compensation Committee is directly responsible for reviewing and recommending to the Board of Directors for approval all awards and grants to the Chief Executive Officer under the incentive components of the compensation program. The Board intends that a substantial portion of the Chief Executive Officer’s compensation be incentive-based, providing greater compensation as direct and indirect financial measures of stockholder value increase. The Chief Executive Officer’s compensation will thus be structured and administered to motivate and reward the successful achievement of these objectives. In 2006, Mr. Glenn received options to purchase 50,000 Common Shares of the Corporation. All of these options were granted with an exercise price equal to the fair market value of such Common Shares on the date of grant.

The Chief Executive Officer’s overall compensation is intended to be directly related to the Corporation’s overall performance. As discussed above, Mr. Glenn’s bonus is based substantially on the Corporation’s achievement of revenue and operating income targets and relative corporate performance when compared to select competitors. Moreover, the Corporation’s focus on equity-based awards aligns the interests of the Chief Executive Officer with the interests of shareholders generally.

Deductibility of Compensation

Under Internal Revenue Code Section 162(m), a company generally may not deduct compensation in excess of $1,000,000 paid to the Chief Executive Officer and the other four most highly compensated officers. Certain “performance based compensation” is not included in compensation for purposes of the limit. The Committee believes that the current structure of the Corporation’s executive compensation does not give rise to Section 162(m) concerns. The Compensation Committee will continue to assess the impact of Section 162(m) on its compensation practices.

Submitted by:

Terrence C. Burke
Philip R. Reddon
James Ryan

Performance Graph

The following chart illustrates the Corporation’s five-year cumulative total shareholder return for a $100 investment in Common Shares of the Corporation on January 2, 2001, versus the S&P/TSX Composite Index:

Compensation of Directors

On January 14, 2003, the Board of Directors approved a modified director meeting compensation plan (the “Director Compensation Plan”) as proposed by the Compensation Committee. The Director Compensation Plan was limited to further clarifying compensation for standing and ad-hoc committee meetings. In accordance with the Director Compensation Plan, each non-management director receives an annual retainer of $12,500, a fee of up to $1,000 for each meeting of the Board of Directors and up to $500 for each meeting of a committee of the Board of Directors and reimbursement of travel expenses incurred in connection with their respective attendances thereat. Directors who are also members of Management do not receive directors fees. In addition, each non-management director receives an annual grant of 5,000 stock options.

Directors and Officers Insurance

The Corporation has agreed to indemnify its directors and officers against liabilities incurred by them as a result of acting as directors and officers of the Corporation to the extent permitted by the CBCA. The Corporation has renewed its insurance effective June 30, 2006 for the protection of its directors and officers in the amount of $10,000,000, at a cost to the Corporation of $316,000 per year. The policy has a $150,000 deductible. The Corporation has also purchased an excess “Side A” policy which covers directors and officers for an additional limit of $5 million for which the annual premium is $60,000.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER
EQUITY COMPENSATION PLANS

As at December 31, 2006, the securities authorized for issuance under the equity compensation plan for the Corporation are as follows:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options(3)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (2)
Equity compensation plan approved by securityholders - Stock Option Plan(1)	2,058,461	$8.38	Nil
(1) For a complete description of the Stock Option Plan, see “Executive Compensation - The Stock Option Plan”.
(2) There are no equity compensation plans that have not been approved by securityholders.
(3) In Canadian dollars.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIORS OFFICERS

None of the directors, executive officers or senior officers of the Corporation, and none of the associates or affiliates of any of the foregoing, is currently indebted to the Corporation or was indebted to the Corporation at any time since the beginning of the Corporation’s most recently completed fiscal year.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation’s Board of Directors and senior management consider good corporate governance to be central to the effective and efficient operation of Canadian corporations. Through the Corporate Governance Committee, the Board reviews, evaluates and modifies its governance program to ensure it is of the highest standard. The Board is satisfied that the Corporation’s governance plan is consistent with legal and stock exchange requirements.

In recent years, there have been several changes to the corporate governance disclosure requirements applicable to the Corporation. Specifically, the Canadian Securities Administrators introduced in final form National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 - Corporate Governance Guidelines (“NP 58-201”), both of which came into force on June 30, 2005 and effectively replaced the corporate governance guidelines and disclosure policies of the TSX. Under NI 58-101, the Corporation is required to disclose certain information relating to its corporate governance practices. This information is set out in Schedule “G” to this Circular.

INTEREST OF MANAGEMENT AND OTHERS
IN MATERIAL TRANSACTIONS

Except as otherwise set out herein, there have been no material transactions entered into since the beginning of the Corporation’s last completed fiscal year, or proposed to be entered into by the Corporation that have or will materially affect the Corporation or any of the affiliates of the Corporation involving an officer or director of the Corporation, a proposed nominee for election as a director of the Corporation, the principal shareholder of the Corporation or any associate or affiliate of any of such persons.

INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or officer of the Corporation at any time since the beginning of its last completed fiscal year, no proposed nominee for election as a director, and no associate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting, except as disclosed in this Management Information Circular.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

Management of the Corporation knows of no matters to come before the meeting of shareholders other than as set forth in the Notice of Meeting. HOWEVER, IF OTHER MATTERS WHICH ARE NOT KNOWN TO MANAGEMENT OF THE CORPORATION SHOULD PROPERLY COME BEFORE THE MEETING, THE ACCOMPANYING PROXY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Copies of the Corporation’s comparative financial statements and accompanying Management’s Discussion and Analysis for the fiscal year ended December 31, 2006 are available on SEDAR or shareholders may request copies to be sent to them without charge by contacting the Corporate Secretary of the Corporation at 1-800-282-3232. Financial information with respect to the Corporation is provided in the Corporation’s comparative financial statements and accompanying Management’s Discussion and Analysis for the most recently completed financial year.

APPROVAL

The contents and the sending of this Management Information Circular have been approved by the Board of Directors.

DATED as of March 21, 2007
(except as otherwise noted)

BY ORDER OF THE BOARD

/s/ JEFFREY PARK
Jeffrey Park Chief Financial Officer and Senior Vice President, Finance

SCHEDULE “A”

TEXT OF RESOLUTION REGARDING NAME CHANGE

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.
The name of Systems Xcellence Inc. (the “Corporation”) be changed to “SXC Health Solutions Corp.” or such other name as the directors may determine and which may be acceptable to the applicable regulatory authorities and that Section 1 of the Articles of Amalgamation of the Corporation are hereby amended to reflect such change.

2.
Any one officer or director of the Corporation be authorized to take such steps or execute such documents, whether or not under the corporate seal, which are in his or her opinion necessary or advisable in order to give effect to this resolution.

3.
Notwithstanding the passage of this special resolution by the shareholders of the Corporation, the board of directors of the Corporation, without further notice to or approval of the shareholders of the Corporation, may decide not to proceed with the change of name or may revoke this special resolution at any time prior to the change of name becoming effective.

SCHEDULE “B”

TEXT OF RESOLUTION REGARDING CONTINUANCE
UNDER THE BUSINESS CORPORATIONS ACT (YUKON)

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.
the continuance of the Corporation under the Business Corporations Act (Yukon) on substantially the terms and conditions set out in the Management Information Circular of the Corporation dated March 21, 2007 is hereby authorized and approved;

2.
any director or officer of the Corporation is hereby authorized and directed to make application pursuant to Section 190 of the Business Corporations Act (Yukon) to the registrar thereunder and to the Director under the Canada Business Corporations Act to continue the Corporation as if it had been incorporated under the Business Corporations Act (Yukon);

3.
the articles of the Corporation are hereby amended by substituting all of the provisions thereof with the provisions set out in the Articles of Continuance a copy of which is annexed hereto as Exhibit I, with any amendments, deletions or alterations as may be considered necessary or advisable by any officer of the Corporation in order to ensure compliance with the Business Corporations Act (Yukon) and the requirements of the registrar thereunder, and that such Articles of Continuance are hereby approved;

4.
any one director or officer of the Corporation is hereby authorized and instructed to take all such acts and proceedings and to execute and deliver all such applications, authorizations, certificates, documents, and instruments, including, without limitation, the instrument of continuance, articles of continuance, by-laws and any forms prescribed by the Canada Business Corporations Act or the Business Corporations Act (Yukon) as in his or her opinion may be necessary or desirable for the implementation of this resolution;

5.	effective upon the issuance of such certificate of continuance, the General By-Law of the Corporation attached hereto as Exhibit II is hereby adopted and approved; and

6.
the directors of the Corporation may, in their absolute discretion, abandon the application for the continuance of the Corporation under the Business Corporations Act (Yukon) at any time without further approval, ratification or confirmation by the shareholders of the Corporation.

EXHIBIT I TO SCHEDULE “B”

ARTICLES OF CONTINUANCE

YUKON
BUSINESS CORPORATIONS ACT
(Section 190)

Form 3-01
ARTICLES OF CONTINUANCE

1.	Name of Corporation: SXC HEALTH SOLUTIONS CORP.

2.	The classes and any maximum number of shares that the Corporation is authorized to issue: An unlimited number of common shares without nominal or par value.

3.	Restrictions, if any, on share transfers: None.

4.	Number (or minimum and maximum number) of Directors: Not less than three (3), nor more than ten (10).

5.	Restrictions, if any, on business the Corporation may carry on: None.

6.	If change of Name effected, previous name: N/A

7.	Details of Incorporation:

Amalgamation of Systems Xcellence Inc./Les Systemes Xcellence Inc. and Systems Xcellence, Ltd. under the Canada Business Corporations Act dated August 1, 1995.

Change of name to SXC Health Solutions Corp. dated May **, 2007.

8.	Other provisions, if any:

(a)
A meeting of the shareholders of the Corporation may, in the Directors' unfettered discretion, be held at any location in Canada or the United States of America specified by the Directors in the Notice of such meeting.

(b)
The Directors may, between annual general meetings, appoint one or more additional Directors of the Corporation to serve until the next annual general meeting, but the number of additional Directors shall not at any time exceed one third of the number of Directors who held office at the expiration of the last annual general meeting of the Corporation, provided that the total number of directors shall not exceed the maximum number of directors fixed pursuant to the Articles.

8.                  Date: ___________,  2007

Signature:

Title

EXHIBIT II TO SCHEDULE “B”

GENERAL BY-LAW

BY-LAW NO. 1

A By-law Relating Generally to the Transaction of the Business and Affairs of SXC Health Solutions Inc.

Section One

INTERPRETATION

1.1      Definitions: In the bylaws of the Corporation, unless the context otherwise requires:

“Act” means the Yukon Business Corporations Act, and any statute that may be substituted therefore, as from time to time amended;

“board” means the board of directors of the Corporation;

“by-laws” means this by-law and all other by-laws of the Corporation from time to time in force and effect;

“Corporation” means SXC Health Solutions Inc.

“meeting of shareholders” includes an annual meeting of shareholders and a special meeting of shareholders; and

“special meeting of shareholders” includes a meeting of any class or classes of shareholders and/or a special meeting of all shareholders entitled to vote at an annual meeting of shareholders.

Save as aforesaid and/or unless the context otherwise requires, words and expressions defined or otherwise used in or for purposes of the Act have the same meanings when used herein.

Section Two

DIRECTORS

2.1      Calling of Meetings: Meetings of the board shall be held from time to time at such time and at such place as the board, the chair of the board, the chief executive officer, the president or any two directors may determine.

2.2      Notice of Meeting: Notice of the time and place of each meeting of the board shall be given to each director not less than 48 hours before the time when the meeting is to be held and may be delivered personally or may be given by mail, facsimile and/or any electronic means of communication. Notwithstanding the foregoing, each newly elected board may without notice hold its first meeting immediately following the meeting of shareholders at which such board is elected.

2.3       Chair: The chair of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chair of the board, chief executive officer or president. If no such officer is present, the directors present shall choose one of their number to be chair.

2.4      Quorum: The directors may establish the quorum of directors for the transaction of business by the board. Until established as aforesaid, a majority of the number of directors in office shall constitute such quorum.

2.5      Meetings by Electronic or Other Means: The directors may participate in directors’ meetings by means of a telephonic, electronic or other communication facility including, without limitation, teleconferencing, video conferencing, computer link, web casting or other similar means that permit all participants to communicate adequately with each other during the meeting, and directors participating in a meeting by such means shall be counted for the purposes of determining quorum.

2.6      Votes to Govern: At all meetings of the board, every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes, the chair of the meeting shall not be entitled to a second or casting vote.

Section Three

MEETINGS OF SHAREHOLDERS

3.1      Meetings of Shareholders: Meetings of shareholders shall be held at such time and, subject to the Act, at such place as the board, the chair of the board, the chief executive officer or the president may from time to time determine.

3.2      Chair, Secretary and Scrutineers: The chair of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: chair of the board, chief executive officer, president or a vice-president. If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chair. If the secretary of the Corporation is absent, the chair shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chair with the consent of the meeting.

3.3      Persons Entitled to be Present: The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditor of the Corporation and others who, although not entitled to vote, are entitled or required under any provisions of the Act, other applicable law or the articles to be present at the meeting. Any other person maybe admitted only on the invitation of the chair of the meeting or with the consent of the meeting.

3.4      Meetings by Electronic or Other Means: If the directors of the Corporation call a meeting of shareholders, the directors may determine that the meeting shall be held in whole or in part by means of a telephonic, electronic or other communication facility including, without limitation, teleconferencing, video conferencing, computer link, web casting or other similar means that permit all participants to communicate adequately with each other during the meeting.

3.5      Quorum: A quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder for an absent shareholder so entitled, and together holding or representing by proxy not less than 5% of the outstanding shares of the Corporation entitled to vote at the meeting.

3.6      Votes to Govern: At any meeting of shareholders every question shall, unless otherwise required by the Act or the articles, be determined by a majority of the votes cast on the question, in case of an equality of votes either upon a show of hands or upon a poll, the chair of the meeting shall not be entitled to a second or casting vote.

Section Four

EXECUTION OF DOCUMENTS

4.1      Execution of Documents: Documents requiring execution by the Corporation may be signed, either manually or by facsimile or electronic signature by two separate individual persons:

(a)      one of which shall be the chief executive officer, the president, a vice-president, the corporate secretary or a director; and

(b)      the other which shall hold any of the positions set forth in paragraph (a) or shall be a divisional president, an assistant corpo-rate secretary or a controller.

All documents so signed shall be binding upon the Corporation without any further authorization or formality. Notwithstanding the foregoing, the board is authorized from time to time to appoint by resolution any person or persons on behalf of the Corporation to sign and deliver documents manually or by facsimile or electronic signature, all as permitted by the Act, and any such documents contemplated by such resolution shall be executed only as contemplated by that resolution. Subject to the Act, wherever a document is required to be created in writing, that requirement is satisfied by the creation of an electronic document with electronic signatures. The term documents shall include contracts, powers of attorney, cheques, drafts or orders for the payment of money, guarantees, notes, acceptances and bills of exchange, deeds, mortgages, hypothecs, charges, conveyances, agreements, written resolutions, proxies, releases, receipts and discharges for the payment of money or other obligations, transfers and assignments of property of all kinds, real or personal, moveable or immoveable, including specifically but without limitation, transfers and assignments of shares, stocks, warrants, bonds, debentures or other securities and all other paper writings or, as permitted by the Act, electronic writings.

Section Five

INDEMNIFICATION

5.1      Indemnification of Directors and Officers against actions by Third Parties: Except in respect of an action by or on behalf of the Corporation or body corporate to procure a judgment in its favour, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, or a person who undertakes or has undertaken any liability on behalf of the Corporation or any such body corporate, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of that Corporation or body corporate, if:

a)	He acted honestly and in good faith with a view to the best interests of the Corporation; and

b)	In the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

5.2      Indemnification of Directors and Officers against actions by the Corporation: The Corporation shall, with the approval of the Supreme Court of the Yukon Territory, indemnify a person referred to in paragraph 5.1 in respect of an action by or on behalf of the Corporation or body corporate to procure a judgment in its favour, to which he is made a party by reason of being or having been a director or an officer of the Corporation or body corporate, against all costs, charges and expenses reasonably incurred by him in connection with the action if he fulfills the conditions set out in subparagraphs 5.1(a) and (b).

5.3      Right of Indemnity not Exclusive: The provisions for indemnification contained in the Bylaws shall not be deemed exclusive of any other rights to which a person seeking indemnification may be entitled under any Bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to an action in his official capacity and as to an action in any other capacity while holding such office. This section shall also apply to a person who has ceased to be a director or officer, and shall ensure to the benefit of the heirs and legal representatives of such person.

5.4      Insurance: Subject to the limitations contained in the Act, the Corporation may purchase and maintain such insurance for the benefit of its directors and officers as the Board may from time to time determine.

Section Five

NOTICES

5.1      Giving of Notice: Any notice or other document, including electronic documents, to be given or sent by the Corporation to a shareholder, director or officer or to the auditor of the Corporation or any other person may be given or sent by prepaid mail, by facsimile, or by any electronic or other communication facility (provided that the recipient thereof has consented, pursuant to the Act, to receive such notice or document in such form), or may be delivered personally to, the person to whom it is to be given or sent at the persons latest address as shown in the records of the Corporation or in any notice filed in accordance with the provisions of the Act. The board may establish, by resolution, procedures to give, deliver or send a notice or other document to the shareholders, directors, the auditor or other persons by any means permitted under the laws governing the Corporation or pursuant to the articles or by-laws of the Corporation. The accidental omission to give notice to any shareholder, director or officer or to the auditor or other persons or the non-receipt of any notice or any error in a notice not affecting the substance thereof shall not invalidate any action taken at any meeting called by such notice or otherwise founded thereon. Any notice with respect to any shares registered in more than one name may, if more than one address appears on the records of the Corporation in respect of such joint holding, be given the joint shareholders at any such address.

Section Six

EFFECTIVE DATE AND REPEAL

6.1      Effective Date: This by-law shall come into force when made by the board in accordance with the Act.

6.2      Repeal: All previous by-laws of the Corporation are repealed as of the coming into force of this by-law. Such repeal shall not affect the previous operation of any by-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under or the validity of any contract or agreement made pursuant to any such by-law prior to its repeal. All directors, officers and persons acting under any by-law so repealed shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or the board with continuing effect passed under any repealed by-law shall continue to be valid until amended or repealed.

SCHEDULE “C”

SECTION 190 OF THE CBCA - SHAREHOLDERS RIGHT TO DISSENT

190. (1) Right to dissent - Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b)	amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c)	amalgamate otherwise than under section 184;

(d)	be continued under section 188;

(e)	sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f)	carry out a going-private transaction or a squeeze-out transaction.

(2) Further right - A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

(2.1) If one class of shares - The right to dissent described in subsection (2) applies even if there is only one class of shares.

(3) Payment for shares - In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

(4) No partial dissent - A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) Objection - A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

(6) Notice of resolution - The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

(7) Demand for payment - A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a)	the shareholder’s name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares.

(8) Share certificate - A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(9) Forfeiture - A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

(10) Endorsing certificate - A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

(11) Suspension of rights - On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a)	the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b)	the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c)
the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

(12) Offer to pay - A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a)	a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(13) Same terms - Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

(14) Payment - Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(15) Corporation may apply to court - Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

(16) Shareholder application to court - If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

(17) Venue - An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

C-2

(18) No security for costs - A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

(19) Parties - On an application to a court under subsection (15) or (16),

(a)	all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b)	the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

(20) Powers of court - On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

(21) Appraisers - A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(22) Final order - The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of his shares as fixed by the court.

(23) Interest - A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(24) Notice that subsection (26) applies - If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(25) Effect where subsection (26) applies - If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a)	withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder, or

(b)
retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(26) Limitation - A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b)          the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

C-3

SCHEDULE “D”

TEXT OF RESOLUTION REGARDING AMENDMENT OF STOCK OPTION PLAN

BE IT RESOLVED THAT:

1.
The amendments to the Stock Option Plan of Systems Xcellence Inc. (the “Corporation”), as described in the Management Information Circular of the Corporation dated March 21, 2007, to (a) reserve for issuance an additional 1,562,500 common shares under the Stock Option Plan; and (b) permit any option granted under the Stock Option Plan that would expire within, or within the 10 business days that follow, a trading black-out to be exercised within 10 business days following such trading black-out, are hereby approved.

2.
Any one officer or director of the Corporation be authorized to take such steps or execute such documents, whether or not under corporate seal, which are in his or her opinion necessary or advisable in order to give effect to this resolution.

SCHEDULE “E”

BLACKLINE OF AMENDED AND RESTATED STOCK OPTION PLAN
SYSTEMS XCELLENCE INC.
AMENDED AND RESTATED STOCK OPTION PLAN
March ~~8, 2006~~7, 2007
A.       Purpose
The purpose of the Stock Option Plan (the “Plan”) is to provide a means whereby the Corporation may, through the grant of options to purchase common shares of the Corporation (“common shares”) to officers, directors, employees and service providers of the Corporation, and of any affiliate or subsidiary of the Corporation, motivate officers, directors, employees and other service providers (including officers and directors who are not employees) to exert their best efforts on behalf of the Corporation, and any affiliate or subsidiary, and closely align the personal interests of such officers, directors, employees and service providers with those of the shareholders. Options may be granted by the Corporation from time to time to officers, directors, key employees and service providers or to a personal holding corporation controlled by such optionees or to a registered retirement savings plan established by such optionees of the Corporation, or of any affiliate or subsidiary of the Corporation, to purchase common shares (such persons, corporations and plans shall be considered to be the class of eligible optionees hereunder).

B.	Number of Shares Available Under Plan
Common shares to be issued upon exercise of an option granted under the Plan shall be reserved on the date of the grant of an option for issuance upon exercise of such option.

(1)      Maximum Number. Subject to adjustment as provided in Subparagraph D(8) below, the aggregate number of common shares which may be issued under the Plan shall not exceed ~~2,937,500~~4,500,000 common shares.

(2)      Insiders. Notwithstanding anything else herein contained:

(a)
the number of common shares which may be reserved for issuance under the Plan and under any other employee stock option plans or other share compensation arrangements of the Corporation to insiders (as defined in the Securities Act (Ontario)) of the Corporation (“Insiders”), and of any affiliate or subsidiary of the Corporation, shall not exceed 10% of the outstanding issue (as hereinafter defined);

(b)
the number of common shares which may be issued within a one-year period pursuant to the Plan and under any other employee stock option plans or other share compensation arrangements of the Corporation to ~~insiders~~Insiders of the Corporation, and of any affiliate or subsidiary of the Corporation, shall not exceed 10% of the outstanding issue; and

(c)
the number of common shares which may be issued within a one-year period pursuant to the Plan and under any other employee stock option plans or other share compensation arrangements of the Corporation to any one ~~insider~~Insider of the Corporation, or of any affiliate or subsidiary of the Corporation, and such ~~insider~~Insider’s associates shall not exceed 5% of the outstanding issue.

For the purposes of this Subparagraph B(2)(a), “outstanding issue” means the number of common shares outstanding on a non-diluted basis, subject to applicable adjustments as provided for in the by-laws and rules of any stock exchange having jurisdiction. For the purposes of this Subparagraph B(2)(b) and (c), “outstanding issue” is determined on the basis of the number of common shares that are outstanding immediately prior to the share issuance in question, excluding common shares issued pursuant to share compensation arrangements over the preceding one-year period. For the purposes of this Subparagraph B(2), an entitlement granted prior to the grantee becoming an ~~insider~~Insider may be excluded in determining the number of shares issuable to ~~insiders~~Insiders.

(3)      Individual. The aggregate number of common shares which may be reserved for issuance to any one person under the Plan shall not exceed the number of common shares remaining after:

(i)
the aggregate number of common shares reserved for issuance under the Plan and under any other employee stock option plans or other share compensation arrangements of the Corporation held by such person on the date of the grant of any option;

is subtracted from
(ii)	5% of the aggregate number of common shares issued and outstanding (on a non-diluted basis) on the date of the grant of such option.

(4)      Independent Directors. The aggregate number of common shares which may be reserved for issuance to all non-employee directors of the Corporation as a group shall not exceed 10% of the aggregate number of all common shares which may then be issued pursuant to all outstanding options (calculated as at the date of each grant of options to any non-employee director).

(5)      Termination, Expiry, etc. If any option granted under the Plan shall terminate, expire or, with the consent of the optionee, be cancelled as to any common shares, new options may thereafter be granted covering such common shares, subject to applicable regulatory requirements.

C.	Administration
(1)      Supervision by Board. The Plan shall be administered under the supervision of the board of directors of the Corporation or by the compensation committee of the board of directors which is charged with the responsibility of administering the Plan (both of which are referred to hereinafter as the “Board”).

(2)      Powers of Board. Subject to the provisions of the Plan, the Board shall have the power to:

(a)
determine and designate from time to time those officers, directors, employees and service providers of the Corporation, or of any affiliate or subsidiary of the Corporation, to whom options are to be granted and the number of common shares to be optioned to each such officer, director, employee or service provider; and

(b)	determine the time or times when, and the manner in which, each option shall be exercisable and the duration of the exercise period for each proposed option.

(3)      Other Options and Purchase Plans. An officer, director, employee or service provider who has been granted an option may, if the person is otherwise eligible, be granted an additional option or options under this Plan or any other option or purchase plans of the Corporation if the Board shall so determine.

(4)      Interpretation: Rules and Regulations. The Board may interpret the Plan, prescribe, amend and rescind any rules and regulations necessary or appropriate for the administration of the Plan, and make such other determinations and take such other actions as it deems necessary or advisable. Without limiting the generality of the foregoing, the Board may, in its discretion, treat all or any portion of any period during which an optionee is on an approved leave of absence from the Corporation, or an affiliate or subsidiary of the Corporation, as a period of employment of such optionee by the Corporation, or such affiliate or subsidiary, as the case may be, for the purpose of accrual of the optionee’s rights under the optionee’s option. Any interpretation, determination or other action made or taken by the Board shall be final, binding and conclusive.

(5)      Tax Code Compliance. It is intended that options granted under the Plan shall not constitute a deferral of compensation within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (“Code”). In granting such option, the Board will use its best efforts to exercise its authority under the Plan with respect to the terms of such option in a manner that the Board determines in good faith will not cause the option to be subject to Section 409A of the Code and, should the option be subject to Section 409A of the Code, to comply with Section 409A of the Code and thereby avoid the imposition of penalty taxes and interest upon the holder of the option.

D.	Terms and Conditions
Each option granted under the Plan shall be evidenced by an agreement, in a form approved by the Board, which shall be subject to the following express terms and conditions and to such other terms and conditions as the Board may deem appropriate:

(1)      Option Period. Each option agreement shall specify the period for which the option thereunder is exercisable (which in no event shall exceed ~~10~~five (5) years from the date of grant) and shall provide that the option shall expire at the end of such period. Notwithstanding the expiration date applicable to any option, if an option would otherwise expire during or immediately after a Black-out Period, then such option shall expire 10 business days following the expiration of the Black-out Period, provided that the period during which such option shall be exercisable shall not be extended beyond five (5) years from the date such option is granted to the optionee. For the purposes of this Section D(1), “Black-out Period” means the period during which the Corporation has imposed restrictions on its Insiders and certain other persons pursuant to its insider trading and disclosure policies.

(~~2~~3)     Option Price. The option price per common share shall be determined by the Board at the time any option is granted but in no event shall such price be lower than the Market Price (as hereinafter defined) at the time of the grant.

“Market Price” means:
(a)
at any time during which the common shares are listed and posted for trading on ~~The~~the NASDAQ Global Market (“NASDAQ”) and the Toronto Stock Exchange (~~the~~ “TSX”), the closing sale price of the common shares on NASDAQ on the business day immediately prior to the day on which the Market Price is to be determined, provided that such price shall not be less than the closing sale price for board lots of common shares on ~~the~~ TSX on the business day immediately prior to the day on which the Market Price is to be determined, or if there is no sale of board lots of common shares on such day, then the average of the bid and asked prices on the TSX for the business day immediately prior to the day on which the Market Price is to be determined, or if there are no bid and asked prices on the TSX on such day, then the five-day weighted average of the closing prices for board lots of common shares on ~~the~~ TSX based on the five business days immediately prior to the day on which the Market Price is to be determined;

(b)
at any time during which the common shares are not listed and posted for trading on ~~the TSX~~NASDAQ, but are quoted on any other stock exchange, the closing sale price for board lots of common shares on such exchange on the business day immediately prior to the day on which the Market Price is to be determined, or if there is no sale of board lots of common shares on such day, then the average of the bid and asked prices on such exchange for the business day immediately prior to the day on which the Market Price is to be determined, or if there are no bid and asked prices on such exchange on such day, then the five-day weighted average of the closing sale prices for board lots of common shares on such exchange based on the five business days immediately prior to the day on which the Market Price is to be determined; and

(c)
at any other time, the fair market value of the common shares, as determined by the Board, with due regard being had to any over-the-counter sale prices, asked and bid prices, volume quotations, value of assets and liabilities of the Corporation, and income and prospects of the Corporation, as the Board shall in its sole discretion determine to be relevant.

(3)       Exercise of Option. Subject to the provisions of Paragraph H below, no part of any option may be exercised until the optionee shall have remained in the employ or as an officer or director of or provided services to the Corporation, or of an affiliate or subsidiary of the Corporation, for such period after the date on which the option is granted as the Board may specify in the option agreement, provided that such period shall in any event be no less than three months.

(4)      Payment of Purchase Price Upon Exercise. The purchase price of the shares for which an option shall be exercised shall be paid in cash or by certified cheque to the Corporation at the time of exercise. Notwithstanding the foregoing, any optionee may elect to effect a cashless exercise of any or all of such optionee’s right under an option. In connection with any such cashless exercise, the optionee shall be entitled to receive, without any cash payment (other than the taxes required to be paid in connection with the exercise which must be paid by the optionee to the Corporation in cash at the time of exercise), such number of whole common shares (rounded down to the nearest whole number) obtained pursuant to the following formula:

	x	=	[a (b - c)]
b
where:

	x	=	the number of whole common shares to be issued

	a	=	the number of common shares under option

	b	=	the market price of the common shares as at the last trading immediately prior to the cashless exercise

	c	=	the exercise price of the option

In connection with any such cashless exercise, the full number of common shares issuable (item (a) in the formula) shall be considered to have been issued for the purposes of the reduction in the number of common shares which may be issued under the Plan.

(5)      Exercise in the Event of Death or Termination of Employment.

(a)
If an optionee shall die (i) while an employee, officer or director of or providing services to the Corporation, or of an affiliate or subsidiary of the Corporation, or (ii) within 30 days after termination of the optionee’s employment, office or directorship with or service to the Corporation, or an affiliate or subsidiary of the Corporation, in accordance with clause (b) or (c) below, the optionee’s option may be exercised, to the extent that the optionee shall have been entitled to do so at the date of death, by the person or persons to whom the optionee’s rights under the option pass by will or applicable law, or if no such person has such right, by the optionee’s executors or administrators at any time, or from time to time, within 12 months from the date when the secretary of the Corporation shall have given notice of this clause to the executors or administrators of the optionee following the optionee’s death, but in no event later than the expiration date specified in accordance with Subparagraph D(1) above.

(b)
If an optionee’s (or, if the optionee is a personal holding company controlled by, or a registered retirement savings plan established by, an officer, director, employee or service provider, then if such person’s) employment, office or directorship with or services to the Corporation, or an affiliate or subsidiary of the Corporation, shall terminate because of the optionee’s permanent disability, the optionee may exercise the optionee’s option, to the extent the optionee may be entitled to at the date of the termination of the optionee’s employment, office, directorship or services, at any time, or from time to time, within 6 months of the date of the termination of the optionee’s employment, office, directorship or services, but in no event later than the expiration date specified in accordance with Subparagraph D(1) above.

(c)	If any optionee’s (or, if the optionee is a personal holding company controlled by, or a registered retirement savings plan established by, an officer, director, employee or service provider, then if such person’s) employment, office or directorship with or services to the Corporation, or an affiliate or subsidiary of the Corporation, shall terminate for any reason other than the optionee’s death or permanent disability or dismissal for cause, the optionee may exercise the optionee’s option, to the extent that the optionee may be entitled to do so at the date of the termination of the optionee’s employment, office, directorship or services, at any time or from time to time, within 90 days of the date of termination of the optionee’s employment, office, directorship or services~~,~~; but in no event later than the expiration date specified in accordance with Subparagraph D(1) above.

(d)
If any optionee’s (or, if the optionee is a personal holding company controlled by, or a registered retirement savings plan established by, an officer, director, employee or service provider, then if such person’s) employment, office, directorship with or services to the Corporation, or an affiliate or subsidiary of the Corporation, shall be terminated for cause, the optionee may exercise the optionee’s option, to the extent that the optionee would be entitled to do so at the date of the termination of his or her employment, office, directorship or services, at any time or from time to time, within 30 days of the date of termination of the optionee’s employment, office, directorship or services, but in no event later than the expiration date specified in accordance with Subparagraph D(1) above.

(6)      Non-transferability. No option granted under the Plan shall be transferable or assignable other than by will or by the laws of descent and distribution. During the lifetime of the optionee, an option shall be exercisable only by such optionee.

(7)      Investment Representation, Listing and Regulation.

(a)
No ~~option shall be granted and no~~ common shares shall be issued under the Plan unless and until the Plan shall have been approved by the TSX, if such approval is required under the rules of the TSX. Options may be granted prior to such approval, but the grant of such options shall be contingent on TSX approval of the Plan and may not be exercised prior thereto.

(b)
Each option shall be subject to the requirement that if at any time the Board shall determine, in its discretion, that the registration, qualification or other approval of or in connection with the Plan or the common shares covered thereby is necessary or desirable under any provincial, state or federal law, then such option may not be exercised, in whole or in part, unless and until such registration, qualification or approval shall have been obtained free of any condition not acceptable to the Board. The optionee shall, to the extent applicable, cooperate with the Corporation in relation thereto and shall have no claim or cause of action against the Corporation or any of its officers, directors or shareholders as the result of any failure by the Corporation to take any steps to obtain any such registration, qualification or approval.

(c)
The granting of options and the issuance of common shares under the Plan shall be carried out in compliance with applicable statutes and with regulations of governmental authorities and applicable stock exchanges.

(d)
Notwithstanding any other provision of the Plan, the Board may impose such conditions on any award, and amend the Plan in any such respects, as may be required to satisfy the requirements of Rule 16b-3, as amended (or any successor or similar rule), under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Any provision of the Plan to the contrary notwithstanding, and except to the extent that the Board determines otherwise: (i) transactions by and with respect to officers and directors of the Company who are subject to Section 16(b) of the Exchange Act shall comply with any applicable conditions of Rule 16b-3; and (ii) every provision of the Plan shall be administered, interpreted, and construed to carry out the foregoing provisions of this paragraph.

(8)      Adjustments in Event of Change of Common Shares. Subject to any required approvals of applicable regulatory authorities and stock exchanges, in the event of any change in the common shares by reason of any stock dividend, recapitalization, merger, consolidation, split-up, combination or exchange of shares, or rights offering to purchase common shares at a price substantially below fair market value, or of any similar change affecting the common shares, the number and kind of shares which thereafter may be optioned and sold under the Plan and the number and kind of shares subject to option in outstanding option agreements and the purchase price per share thereof shall be appropriately adjusted consistent with such change in such manner as the Board may deem equitable to prevent substantial dilution or enlargement of the rights granted to, or available for, participants in the Plan.

(9)      Liquidation. In the event the Board shall adopt a plan of complete liquidation, all options shall become immediately exercisable in full, notwithstanding that they may have been initially granted on an instalment basis.

(10)     No Rights as Shareholder. No optionee shall have any rights as a shareholder with respect to any common shares subject to the optionee’s option prior to the date of issuance to such optionee of a certificate or certificates for such shares.

(11)     No Rights to Continued Employment. The Plan and any option granted under the Plan shall not confer upon any optionee any right with respect to continuance of employment or as an officer or director with or service provider to the Corporation, or any affiliate or subsidiary of the Corporation, nor shall they interfere in any way with the right of the Corporation, or any affiliate or subsidiary of the Corporation, by which an optionee is employed or of which the optionee is a director or service provider to terminate the optionee’s employment or directorship or services at any time in accordance with applicable law.

E.	Amendment and Discontinuance
Subject to applicable regulatory requirements and except as provided herein, the Board may, in its sole and absolute discretion and without shareholder approval, amend, suspend, terminate or discontinue the Plan and may amend the terms and conditions of options granted pursuant to the Plan. Provided, however, that if the Board wishes to: (i) increase the ~~maximum percentage in Subparagraph B(1) hereof or~~aggregate number of common shares reserved under the Plan, (ii) extend the option period ~~or~~of options granted to Insiders pursuant to the Plan, or (iii) reduce the option price of options granted to ~~insiders of the Corporation~~Insiders pursuant to the Plan, shareholder approval will be required. Notwithstanding any other provision of the Plan, no amendment or modification shall provide for the option price of an option to be lower than the closing sale price for board lots of common shares on TSX on the business day immediately prior to the date of the grant of any such option.

(1) Amendments to Plan. Without limiting the generality of the foregoing, the Board may make the following amendments to the Plan, without obtaining shareholder approval:

(a)
amendments to the terms and conditions of the Plan necessary to ensure that the Plan complies with the applicable regulatory requirements, including ~~the rules of the TSX, in place from time to time~~without limitation: (i) the rules of the TSX, NASDAQ or any national securities exchange or system on which the stock is then listed or reported, or by any regulatory body having jurisdiction with respect thereto, and (ii) amendments as may be required to satisfy the requirements of Rule 16b-3, as amended (or any successor or similar rule), under the Exchange Act;

(b)	amendments to the provisions of the Plan respecting administration of the Plan and eligibility for participation under the Plan;

(d)
amendments to the provisions of the Plan respecting the terms and conditions on which options may be granted pursuant to the Plan, including the provisions relating to the option price, the option period and the vesting schedule; and

(e)	amendments to the Plan that are of a “housekeeping” nature.

(2) Amendment of Options Granted Pursuant to Plan. Without limiting the generality of the foregoing and subject to shareholder approval for specified amendments as provided above, the Board may amend the option price, the option period, the vesting schedule and the termination provisions of options granted pursuant to the Plan, without shareholder approval. ~~Provided, however, that. if the Board proposes to reduce the option price or extend the option period of options granted to insiders of the Corporation pursuant to the Plan, such amendments will require shareholder approval.~~

F. Proceeds from Sales of Shares
Any cash proceeds from the sale of shares issued upon exercise of the options shall be added to the general funds of the Corporation.

H.	Shareholder Approval
~~The~~In the event shareholder approval is required for an amendment to the Plan pursuant to Section E, the Plan shall be presented to the Corporation’s shareholders within 12 months of its adoption by the Board for approval by such shareholders. Options may be granted prior to such approval, but such options shall be contingent upon such approval being obtained and may not be exercised prior to such ~~approval.~~

SCHEDULE “F”

TEXT OF RESOLUTION REGARDING APPROVAL OF EMPLOYEE STOCK PURCHASE PLAN

BE IT RESOLVED THAT:

1.	The Employee Stock Purchase Plan of Systems Xcellence Inc. (the “Corporation”), as described in the Management Information Circular of the Corporation dated March 21, 2007, is hereby approved.

2.
Any one officer or director of the Corporation be authorized to take such steps or execute such documents, whether or not under corporate seal, which are in his or her opinion necessary or advisable in order to give effect to this resolution.

SCHEDULE “G”

NATIONAL INSTRUMENT 58-101
DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

1.	Board of Directors

a.	Disclose the identity of the directors who are independent.

Of the six proposed members of the Board of Directors, four members are considered by the Board to be independent directors according to the definition of independence set out in Multilateral Instrument 52-110 Audit Committees (“MI 52-110”). In reaching this conclusion, the Board of Directors took the view that Messrs. Burke, Davis, Ryan and Reddon and are independent.

b.	Disclose the identity of directors who are not independent, and describe the basis for that determination.

Gordon S. Glenn and Mark Thierer are officers of the Corporation and are therefore not considered to be independent directors.

c.
Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

The Board of Directors considers that four of the six proposed directors are independent according to the definition of independence set out in MI 52-110.

d.	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following directors are currently directors of other issuers that are reporting issuers (or the equivalent) in a jurisdiction of Canada or a foreign jurisdiction:

Name of Director	Issuer
James Ryan	IGA: TSXV

e.
Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings describe what the board does to facilitate open and candid discussion among its independent directors.

The Board of Directors and its committees meet as necessary in the absence of the Chairman and CEO, the President and COO and other members of Management. Since the beginning of the fiscal year ended December 31, 2006, the independent directors of the Board held four such meetings. The Audit Committee also holds in camera sessions with only the external auditors present.

f.
Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Chairman of the Board of Directors, Gordon S. Glenn, is not an independent director and accordingly Mr. Burke has been appointed lead director. The Chairman of the Board is responsible for overseeing the performance by the Board of its duties, for communicating periodically with Committee chairs regarding the activities of their respective Committees, for assessing the effectiveness of the Board as a whole as well as individual Board members and for overseeing the management of the Corporation’s business. The role of the Lead Director is to facilitate the functioning of the board independently of management, to ensure that directors have an independent contact on matters of concern to them and to ensure that the board’s agenda will enable it to successfully carry out its duties. In particular, the Lead Director will provide leadership to the board if circumstances arise in which the joint role of the Chairman and Chief Executive Officer may be, or may be perceived to be, in conflict and chairs those board sessions that are attended only by independent directors.

g.	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

Since the beginning of the fiscal year ended December 31, 2006, the Board of Directors held seven meetings. The following chart shows the attendance record of each director at such board meetings:

Board Meeting	T. Burke	G. Glenn	P. Reddon	J. Ryan	M. Thierer
March 8, 2006	X	X	n/a	X	X
March 21, 2006	X	X	n/a	X	X
May 3, 2006	X	X	X	X	X
May 30, 2006	X	X	X	X	X
August 2, 2006	X	X	X	X	X
November 1, 2006	X	X	X	X	X
December 13, 2006	X	X	X	X	X
_______________
Note:
(1) The attendance records of Mr. Davis are not disclosed above because Mr. Davis is a new member of the board (as of January 23, 2007).

2.	Board of Directors

Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The Board of Directors is responsible to supervise the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation. The Board of Directors has adopted a written mandate to formalize their oversight responsibilities, a copy of which is attached to this circular as Schedule “G”. The Board of Director’s mandate is fulfilled, either directly or indirectly, through the various standing committees of the Board of Directors, the

Audit Committee, the Nominating Committee, the Corporate Governance Committee and the Compensation Committee. The Board of Directors also, from time to time, appoints ad-hoc committees to report to the Board of Directors on specific matters as they arise. In fulfilling its mandate, the Board of Directors, directly or through one of its committees, is responsible for the following:

•	the adoption of a strategic planning process for the Corporation, which includes the annual review of a business plan and budget presented by senior management;

•
the identification of the principal risks of the Corporation's business and ensuring the implementation of appropriate systems and management of these risks by undertaking thorough quarterly reviews of operations, sales, marketing and Audit Committee reports from management and by the Audit Committee reviewing the activities and findings of the Corporation’s external auditors to identify the principal risks to the Corporation’s business;

•	succession planning for the Corporation including the appointment, training and monitoring of senior management;

•	ensuring an appropriate communications policy for the Corporation is implemented; and

•	the integrity of the Corporation's internal control and management information systems.

3.	Position Description

a.
Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly described how the board delineates the role and responsibilities of each such position

Pursuant to the Board’s written mandate, the Board is responsible for developing position descriptions for the Chair of the Board, the Lead Director, if any, and the chair of each Board committee.

Chairman of the Board

The Chairman of the Board is responsible for overseeing the performance by the Board of its duties, for communicating periodically with Committee chairs regarding the activities of their respective Committees, for assessing the effectiveness of the Board as a whole as well as individual Board members and for overseeing the management of the Corporation’s business.

Lead Director

The Lead Director is to facilitate the functioning of the board independently of management, to ensure that directors have an independent contact on matters of concern to them and to ensure that the board’s agenda will enable it to successfully carry out its duties. In particular, the Lead Director will provide leadership to the board if circumstances arise in which the joint role of the Chairman and Chief Executive Officer may be, or may be perceived to be, in conflict and chairs those board sessions that are attended only by independent directors.

Chairman of the Audit Committee

The Chairman of the Audit Committee is responsible for overseeing the performance by the Audit Committee of its duties, for assessing the effectiveness of the Audit Committee and individual Audit Committee members and for reporting periodically to the Board.

Chairman of the Nominating Committee

The Chairman of the Nominating Committee is responsible for overseeing the performance by the Nominating Committee of its duties, for assessing the effectiveness of the Nominating Committee and individual Nominating Committee members and for reporting periodically to the Board.

Chairman of the Corporate Governance Committee

The Chairman of the Corporate Governance Committee is responsible for overseeing the performance by the Corporate Governance Committee of its duties, for assessing the effectiveness of the Corporate Governance Committee and individual Corporate Governance Committee members and for reporting periodically to the Board.

Chairman of the Compensation Committee

The Chairman of the Compensation Committee is responsible for overseeing the performance by the Compensation Committee of its duties, for assessing the effectiveness of the Compensation Committee and individual Compensation Committee members and for reporting periodically to the Board.

b.
Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Board of Directors has developed a written position description for the CEO. The CEO is specifically charged with the responsibility for managing the strategic and operational agenda of the Corporation and for the execution of the directives and policies of the Board of Directors. The roles and responsibilities of the CEO include, among other things:

(a)	developing, together with the Board of Directors, the Corporation’s strategic direction and monitoring same;

(b)	directing the overall business operations of the Corporation;

(c)	ensuring that the Board of Directors is kept appropriately informed of the overall business operations of the Corporation and major issues facing the Corporation;

(d)	having ultimate accountability for the development and execution of the strategy and policies of the Corporation and their communication to the Corporation’s key internal and external shareholders;

(e)
having responsibility for the day-to-day operations of the Corporation, including the annual planning process, capital management, financial management, acquisitions, divestitures, etc., all of which must be accomplished within the strategic framework of the Corporation established by the Board of Directors;

(f)	having the responsibility for the employment, compensation, job descriptions, performance assessment, leadership development and succession planning of human resources;

(g)	representing the Corporation to its major shareholders, including investment and financial communities, governments, customers and the public;

(h)	bringing the following material decisions to the Board of Directors for their review and approval:

(1)	disposition of assets or cancellation of debt other than in the ordinary and normal course of business;

(2)	acquisition or initiation of a new business or undertaking or the assumption of any commitment, obligation or liability other than in the ordinary and normal course of business;

(3)	issuance or sale of securities of the Corporation or rights, options or warrants to acquire securities of the Corporation;

(4)	redemption or repurchase of securities of the Corporation;

(5)	declaration or payment of a dividend or other distribution in respect of any securities of the Corporation;

(6)	any transaction, contract, agreement, undertaking or arrangement with a person with whom the Corporation does not act at arm’s length; and

(7)	any other transaction, contract, agreement, undertaking, commitment or arrangement, not in the ordinary and normal course of business which is or would be material in relation to the Corporation; and

(i)	presenting to the Board of Directors any material business issues resulting from communications with shareholders.

4.	Orientation and Continuing Education

a.	Briefly describe what measures the board takes to orient new directors regarding

i. the role of the board, its committees and its directors; and

ii. the nature and operation of the issuer’s business.

New directors are provided with customized presentations, investor packages, product literature and director insurance information. The information and presentations are tailored for each director depending on their familiarity with the operations of the Corporation and the industry generally.

b.
Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

At each quarterly Board meeting, senior management provides the directors with an Audit Committee package and an in-depth presentation detailing the Corporation’s most recent and historical financial results. In addition, the Corporation holds meetings for the Board of Directors at different company locations to maintain the Board’s familiarity with the Corporation’s operations. The Corporation has no formal policy of providing professional development courses to Board members, however, the Corporation does engage consultants on an as-needed basis to make presentations to the Board on matters relevant to the Corporation.

5.	Ethical Business Conduct

a.	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

i. disclose how a person or company may obtain a copy of the code;

The Corporation has adopted a Code of Business Conduct and Ethics which can be found on SEDAR at www.sedar.com. A copy of the Code of Business Conduct and Ethics can also be obtained by contacting the Corporate Secretary at 2441 Warrenville Road, Lisle, Illinois 60532-3642, telephone 1-800-282-3232.

ii.	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code;

The Board is ultimately responsible for the implementation and administration of the Code of Business Conduct and Ethics and has designated a Compliance Officer for the day-to-day implementation and administration of the Code.

iii.
provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

There are no such reports.

b.
Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Under the Canada Business Corporations Act to which the Corporation is subject, a director or officer of the Corporation must disclose to the Corporation, in writing or by requesting that it be entered in the minutes of meetings of the Board of Directors, the nature and extent of any interest that he or she has in a material contract or material transaction, whether made or proposed, with the Corporation, if the director or officer: (a) is a party to the contract or transaction (b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction. Subject to limited exceptions set out in the Canada Business Corporations Act, the director cannot vote on any resolution to approve the contract or transaction.

Further, it is the policy of the Corporation that an interested director or officer recuse himself from the decision-making process pertaining to a contract or transaction in which he or she has an interest.

c.	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Corporation’s Audit Committee has adopted a Whistleblower Policy establishing procedures for the submission of complaints and concerns regarding accounting, auditing and other matters.

6.	Nomination of Directors

a.	Describe the process by which the board identifies new candidates for board nomination.

The Board of Directors has delegated to the Nominating Committee the responsibility to identify and recommend qualified individuals to become new members of the Board. In fulfilling this responsibility, the Nominating Committee considers: (i) the competencies and skills that the Board considers to be necessary for the Board, as a whole, to possess; (ii) the competencies and skills that the Board considers each existing director to possess; and (iii) the competencies and skills each new nominee will bring to the Board.

b.
Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

All of the members of the Nominating Committee are independent according to the definition of “independence” set out in MI 52-110. Because the majority of the Nominating Committee is independent and functions in accordance with a detailed mandate, the Board of Directors of the Corporation believes it has encouraged an objective nomination process.

c.	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

In addition to the responsibilities set out in (a) above, the mandate of the Nominating Committee includes the assessment of the competencies and skill of each existing director and to determine the appropriate size of the Board with a view to effective decision making.

The Nominating Committee meets at least once a year and additional meetings are held as deemed necessary by the Committee Chair. The Nominating Committee has a written charter that sets out its mandate and responsibilities and authority to engage outside advisors as required.

7.	Compensation

a.	Describe the process by which the board determines the compensation for the issuer’s directors and officers.

The Compensation Committee is responsible for reviewing the adequacy and format of compensation to directors in light of the responsibilities and risks associated with directorship. With respect to the compensation of the Corporation’s officers, see “Report on Executive Compensation” above.

b.
Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Compensation Committee is composed entirely of independent directors according to the definition of “independence” as set out in MI 52-110.

c.	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The overall purpose of the Compensation Committee is to develop, monitor and assess the Corporation’s approach to the compensation of its directors, senior officers and employees. Among other things, the Compensation Committee is responsible for: (i) reviewing the compensation practices and policies of the Corporation to ensure they are competitive and that they provide appropriate motivation for corporate performance and increased shareholder value; (ii) oversight of the administration of the Corporation’s compensation programs, including equity-based compensation programs, and making recommendations to the Board regarding their adoption, amendment or termination; (iii) annually review and approve the annual base salary and bonus targets for senior executives of the Corporation other than the CEO; and (iv) review and approve annual corporate goals and objectives for the CEO and evaluate the CEO’s performance and based on this evaluation, annually review and approve the CEO’s annual base salary, bonus and any stock option grants or other awards.

The Compensation Committee meets at least once a year and additional meetings are held as deemed necessary by the Committee Chair. The Compensation Committee has a written charter that sets out its mandate and responsibilities and authority to engage outside advisors as required.

d.
If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the Issuer, state that fact and briefly describe the nature of the work.

No compensation consultant or advisor was retained by the Corporation since the beginning of the fiscal year ended December 31, 2006.

8.	Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

Other than the Audit Committee, the Compensation Committee, the Nominating Committee, the Board has established a Corporate Governance Committee. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address issues of a more short-term nature.

The key responsibilities of the Corporate Governance Committee is to develop and monitor the Corporation’s overall approach to corporate governance issues and, subject to approval by the full board the directors, to implement and administer a system of corporate governance which reflects superior standards of corporate governance practices and to continue to develop the Corporation’s approach to corporate governance issues. In addition, the Corporate Governance Committee is to undertake an annual review of corporate governance issues and practices as they affect the Corporation and make a set of recommendations to the directors during each calendar year.

In addition, the Corporation has established a Disclosure Committee comprised of the Chair of the Audit Committee, the Chairman and CEO, and the Senior Vice-President, Finance and CFO. It is the policy of the Corporation that all disclosures made by the Corporation to its security holders and to the public generally should be accurate and complete in all material respects, should fairly present the Corporation’s financial condition and the results and current status of its operations, and should be made on a timely basis as required by applicable law and stock exchange requirements. The purpose of the Disclosure Committee is to assist the Corporation in complying with this policy and to help ensure that adequate and appropriate controls and procedures are established to maintain compliance with this policy.

9.	Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe dhow the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Nominating and Corporate Governance Committees (in conjunction with the Chairman) annually review and assess the effectiveness of the Board as a whole, the membership of the Board committees, the mandates and activities of each committee and the contribution of individual directors and will make such recommendations to the Board arising out of such review as it deems appropriate.

SCHEDULE “H”

SYSTEMS XCELLENCE INC.

MANDATE OF THE BOARD OF DIRECTORS

Introduction

The term “Corporation” or “SXC” herein shall refer to Systems Xcellence Inc. and the term “Board” shall refer to the board of directors of the Corporation. The Board is elected by the shareholders and is responsible for the stewardship of the business and affairs of the Corporation. The Board seeks to discharge such responsibility by reviewing, discussing and approving the Corporation’s strategic planning and organizational structure and supervising management to oversee that the foregoing enhance and preserve the underlying value of the Corporation.

Although directors may be elected by the shareholders to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of the Corporation as a whole must be paramount at all times.

Duties of Directors

The Board discharges its responsibility for overseeing the management of the Corporation’s business by delegating to the Corporation’s senior officers the responsibility for day-to-day management of the Corporation. The Board discharges its responsibilities both directly and through its committees, the Audit Committee, the Nominating Committee, the Corporate Governance Committee and the Compensation Committee. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address certain issues of a more short-term nature. In addition to the Board’s primary roles of overseeing corporate performance and providing quality, depth and continuity of management to meet the Corporation’s strategic objectives, principal duties include, but are not limited to the following categories:

Appointment of Management

1.  The Board has the responsibility for approving the appointment of the Chief Executive Officer (“CEO”) and all other senior management, and approving their compensation, following a review of the recommendations of the Compensation Committee. To the extent feasible, the Board shall satisfy itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the Corporation.

2.  The Board from time to time delegates to senior management the authority to enter into certain types of transactions, including financial transactions, subject to specified limits. Investments and other expenditures above the specified limits, and material transactions outside the ordinary course of business are reviewed by and subject to the prior approval of the Board.

3.  The Board oversees that succession planning programs are in place, including programs to appoint, train, develop and monitor management.

Board Organization

4.  The Board will respond to recommendations received from the Nominating and Corporate Governance Committees and the Compensation Committee, but retains the responsibility for managing its own affairs by giving its approval for its composition and size, the selection of the Chair of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee charters and director compensation.

5.  The Board may delegate to Board committees matters it is responsible for, including the approval of compensation of the Board and management, the conduct of performance evaluations and oversight of internal controls systems, but the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

Strategic Planning

6.  The Board has oversight responsibility to participate directly, and through its committees, in reviewing, questioning and approving the mission of the business and its objectives and goals.

7.  The Board is responsible for adopting a strategic planning process and approving and reviewing, on at least an annual basis, the business, financial and strategic plans by which it is proposed that the Corporation may reach those goals, and such strategic plans will take into account, among other things, the opportunities and risk of the business.

8.  The Board has the responsibility to provide input to management on emerging trends and issues and on strategic plans, objectives and goals that management develops.

Monitoring of Financial Performance and Other Financial Reporting Matters

9.  The Board is responsible for enhancing congruence between shareholder expectations, corporate plans and management performance.

10.  The Board is responsible for:

(a)
adopting processes for monitoring the Corporation’s progress toward its strategic and operational goals, and to revise and alter its direction to management in light of changing circumstances affecting the Corporation; and

(b)	taking action when Corporation performance falls short of its goals or other special circumstances warrant.

11.  The Board shall be responsible for approving the audited financial statements, interim financial statements and the notes and Management’s Discussion and Analysis accompanying such financial statements.

12.  The Board is responsible for reviewing and approving material transactions outside the ordinary course of business and those matters which the Board is required to approve under the Corporation’s governing statute, including the payment of dividends, issuance, purchase and redemptions of securities, acquisitions and dispositions of material capital assets and material capital expenditures.

Risk Management

13.  The Board has responsibility for the identification of the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to effectively monitor and manage such risks with a view to the long-term viability of the Corporation and achieving a proper balance between the risks incurred and the potential return to the Corporation’s shareholders.
14.  The Board is responsible for the Corporation’s internal control and management information systems.

Policies and Procedures

15.  The Board is responsible for:

(a)
developing the Corporation’s approach to corporate governance, including developing a set of corporate governance guidelines for the Corporation and approving and monitoring compliance with all significant policies and procedures related to corporate governance; and

(b)
approving policies and procedures designed to ensure that the Corporation operates at all times within applicable laws and regulations and to the highest ethical and moral standards and, in particular, adopting a written code of business conduct and ethics which is applicable to directors, officers and employees of the Corporation and which constitutes written standards that are reasonably designed to promote integrity and to deter wrongdoing.

16.  The Board enforces its policy respecting confidential treatment of the Corporation’s proprietary information and Board deliberations.

17.  The Board is responsible for monitoring compliance with the Corporation’s Code of Business Conduct and Ethics.

Communications and Reporting

18.  The Board has approved and will revise from time to time as circumstances warrant a Disclosure Policy and Continuous Disclosure Documents Guidelines to address communications with shareholders, employees, financial analysts, the media and such other outside parties as may be appropriate.

19.  The Board is responsible for:

(a)	overseeing the accurate reporting of the financial performance of the Corporation to shareholders, other security holders and regulators on a timely and regular basis;

(b)	overseeing that the financial results are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements;

(c)	taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Corporation;

(d)	reporting annually to shareholders on its stewardship for the preceding year; and

(e)	overseeing the Corporation’s implementation of systems which accommodate feedback from stakeholders.

Position Descriptions

20.  The Board is responsible for:

(a)	developing position descriptions for the Chair of the Board, the chair of each Board committee and the CEO (which will include delineating management’s responsibilities);

(b)	approving the corporate goals and objectives that the CEO is responsible for meeting; and

(c)
developing a description of the expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials.

Orientation and Continuing Education

21. The Board is responsible for:

(a)
ensuring that all new directors receive a comprehensive orientation, that they fully understand the role of the Board and its committees, as well as the contribution individual directors are expected to make (including the commitment of time and resources that the Corporation expects from its directors) and that they understand the nature and operation of the Corporation’s business; and

(b)
providing continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure that their knowledge and understanding of the Corporation’s business remains current.

Nomination of Directors

22.  In connection with the nomination or appointment of individuals as directors, the Board is responsible for:

(a)      considering what competencies and skills the Board, as a whole, should possess;

(b)      assessing what competencies and skills each existing director possesses; and

(c)	considering the appropriate size of the Board, with a view to facilitating effective decision making.

In carrying out each of these responsibilities, the Board will consider the advice and input of the Nominating Committee.

23.  Director nominees shall be selected by a majority of the independent directors.

Board Evaluation

24.  The Board is responsible for ensuring that the Board, its committees and each individual director are regularly assessed regarding his, her or its effectiveness and contribution. An assessment will consider, in the case of the Board or a Board committee, its mandate or charter and in the case of an individual director, any applicable position description, as well as the competencies and skills each individual director is expected to bring to the Board.

Annual Review

25.  The Corporate Governance Committee shall review and reassess the adequacy of this Mandate at least annually and otherwise as it deems appropriate and recommend changes to the Board, as necessary. The Corporate Governance Committee will ensure that this Mandate or a summary that has been approved by the Corporate Governance Committee is disclosed in accordance with all applicable securities laws or regulatory requirements in the Corporation’s annual management information circular or such other annual filing as may be permitted or required by applicable securities regulatory authorities.

Chairman of the Board

26. The chairman of the Board shall be responsible for overseeing the performance by the Board of its duties, for communicating periodically with Committee chairs regarding the activities of their respective Committees, for assessing the effectiveness of the Board as a whole as well as individual Board members and for overseeing the management of the Corporation’s business.

Executive Sessions of the Independent Directors

27. The directors who are independent as defined by both Multilateral Instrument 52-110 Audit Committees and Rule 4200(a)(15) of the NASDAQ Marketplace Rules shall meet regularly in an executive session for such purposes as they deem appropriate. The Chair of the Governance Committee presides at such meetings.